     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 29, 1998.

                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                 NORSTAN, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

              MINNESOTA                                7385                                41-0835746
   (STATE OR OTHER JURISDICTION OF         (PRIMARY STANDARD INDUSTRIAL                 (I.R.S. EMPLOYER
   INCORPORATION OR ORGANIZATION)           CLASSIFICATION CODE NUMBER)              IDENTIFICATION NUMBER)

                             605 NORTH HIGHWAY 169
                                 TWELFTH FLOOR
                           PLYMOUTH, MINNESOTA 55441
                                 (612) 513-4500
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            MR. KENNETH S. MACKENZIE
                                 NORSTAN, INC.
                             605 NORTH HIGHWAY 169
                                 TWELFTH FLOOR
                           PLYMOUTH, MINNESOTA 55441
                                 (612) 513-4500
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
                        AREA CODE, OF AGENT FOR SERVICE)

                                With copies to:

                 PHILIP J. TILTON, ESQ.                         JEFFREY A. SCHUMACHER, ESQ.
           MASLON EDELMAN BORMAN & BRAND, LLP                     SACHNOFF & WEAVER, LTD.
                   3300 NORWEST CENTER                       30 SOUTH WACKER DRIVE, SUITE 2900
            MINNEAPOLIS, MINNESOTA 55402-4140                     CHICAGO, ILLINOIS 60606
                     (612) 672-8200                                    (312) 207-1000

APPROXIMATE DATE OF THE COMMENCEMENT OF PROPOSED DISTRIBUTION: As soon as practicable after this Registration Statement becomes effective.
                            ------------------------

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

    TITLE OF EACH CLASS OF                                  PROPOSED MAXIMUM    PROPOSED MAXIMUM
          SECURITIES                    AMOUNT TO BE       OFFERING PRICE PER  AGGREGATE OFFERING       AMOUNT OF
       TO BE REGISTERED                REGISTERED(1)              SHARE             PRICE(2)        REGISTRATION FEE
----------------------------------------------------------------------------------------------------------------------
Common stock, par value $.10
  per share(3).................       2,530,000 shares           $24 1/2           $61,985,000           $18,286
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

(1) Includes 330,000 shares that are subject to an over-allotment option granted to the Underwriters.
(2) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) of the Securities Act based upon a $24 1/2 per share average of high and low sales prices of the Common Stock on the Nasdaq National Market on July 28, 1998.
(3) Includes common stock rights. See Note 11 of Notes to Consolidated Financial Statements.

                            ----------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                   SUBJECT TO COMPLETION, DATED JULY 29, 1998
PROSPECTUS

            , 1998

                                2,200,000 SHARES

                             [LOGO]        NORSTAN

                                  COMMON STOCK

     Of the 2,200,000 shares of Common Stock offered hereby, 2,000,000 shares are being sold by Norstan, Inc. ("Norstan" or the "Company") and 200,000 shares are being sold by the Selling Shareholders. See "Selling Shareholders." The Company will not receive any part of the proceeds from the sale of shares by the Selling Shareholders.

     The Common Stock is traded on the Nasdaq National Market under the symbol "NRRD." On July 27, 1998, the last reported sale price of the Common Stock was $25 1/4 per share. See "Price Range of Common Stock."
                         ------------------------------

     SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                         ------------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

--------------------------------------------------------------------------------------------------------
                                             PRICE        UNDERWRITING      PROCEEDS       PROCEEDS TO
                                             TO THE      DISCOUNTS AND       TO THE        THE SELLING
                                             PUBLIC      COMMISSIONS(1)    COMPANY(2)    SHAREHOLDERS(2)
--------------------------------------------------------------------------------------------------------
Per Share..............................        $               $               $                $
Total(3)...............................    $                   $           $                    $
--------------------------------------------------------------------------------------------------------

(1) See "Underwriting" for a description of indemnification arrangements with the Underwriters.

(2) Before deducting expenses, estimated at $300,000, which will be paid by the Company.

(3) The Company has granted to the Underwriters a 30-day option to purchase up to 330,000 additional shares of Common Stock at the Price to the Public, less Underwriting Discounts and Commissions, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to the Public, Underwriting Discounts and Commissions, Proceeds to the
    Company and Proceeds to the Selling Shareholders will be $        ,
    $        , $        and $        , respectively. See "Underwriting."

     The shares of Common Stock are being offered by the several Underwriters when, as and if delivered to and accepted by the Underwriters and subject to various prior conditions, including their right to reject orders in whole or in part. It is expected that delivery of the share certificates will be made in New
York, New York, on or about                , 1998.

                                                                      ROBERT W. BAIRD & CO.
              DONALDSON, LUFKIN & JENRETTE                                INCORPORATED

 [Inside front cover: graphic depicting an organization chart which details the Company's lines of business and the major product and service categories in each line of business. It also includes a design depicting the convergence of communications and information technologies.]

                         ------------------------------

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THIS OFFERING AND MAY BID FOR AND PURCHASE SHARES OF COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by reference to, and should be read in conjunction with, the more detailed information and the Consolidated Financial Statements and related Notes thereto appearing elsewhere and incorporated by reference in this Prospectus. Unless indicated otherwise, the information contained in this Prospectus assumes that the Underwriters' over-allotment option is not exercised and all references to the "Company," "Norstan, Inc." or "Norstan" mean Norstan, Inc. and its subsidiaries.

                                  THE COMPANY

     Norstan is a leading provider of communications and information technology ("IT") solutions for over 18,000 customers in the United States, Canada and England. To address the complex communications requirements of its customers, Norstan provides a broad range of products and services, including telephone systems, call center systems, voice processing, network integration, voice and video conferencing, and facilities management services. Norstan's network of over 800 field technicians and service consultants delivers communications services to its customers. In addition, the Company provides a wide array of IT solutions through Norstan IT Consulting Services. These solutions include the design, implementation, maintenance and modification of IT applications and systems. Norstan IT Consulting Services currently employs over 700 consultants and generated a 70% increase in revenues during fiscal year 1998. As communications and information technologies converge, Norstan's strategy is to expand the breadth of its IT services offerings to serve as a single-source provider of leading technology solutions to its customers.

     The Company delivers its products and services through three business units, Global Services, Communications Solutions and Financial Services, which accounted for approximately 48%, 50% and 2% of Norstan's fiscal year 1998 revenues, respectively. Global Services includes Norstan IT Consulting Services and Communications Services. Norstan IT Consulting Services provides IT services including enterprise resource planning ("ERP") and sales management package implementation, groupware consulting, Internet/intranet/ e-commerce solutions, computer telephony integration ("CTI") and outsourced facilities management. Communications Services provides customer support services for communications systems, including maintenance services, systems modifications and long distance services. Communications Solutions provides a broad array of solutions including telephone systems, integrated voice processing, call center technologies and video/ audio/data conferencing solutions. Financial Services supports the sales process by providing customized financing alternatives. The Company believes that its breadth of product and service offerings fosters long-term customer relationships, affords cross-selling opportunities and minimizes the Company's dependence on any single technology or industry.

     The Company operates in 68 locations in 58 cities throughout the United States and Canada. Norstan has served over 18,000 customers across a broad range of industries in the last three years and focuses its marketing efforts on middle-market and Fortune 500 companies with complex technology and communications requirements. Current customers include British Petroleum, IBM, Kaiser Permanente, John Deere, US Bancorp, 3M and Harley-Davidson. The Company believes that its installed base of communications systems customers will offer extensive opportunities for cross-selling IT consulting services. Management also believes that Norstan IT Consulting Services customers will be a source of additional communications business. Norstan's strong emphasis on customer satisfaction is evidenced by a survey of Norstan's communications customers, in which Norstan received an overall satisfaction rating of 93% in fiscal year 1998. The Company believes that its outstanding customer service will enable Norstan to capture a greater portion of each customer's communications and IT budgets in the future.

     Norstan provides leading-edge technologies in both its IT and communications operations. The Company has established strategic alliances with leading IT and communications companies that allow Norstan to offer objective solutions to its customers. IT strategic alliance partners include IBM, Siebel Systems, Oracle, Lotus, PeopleSoft, Tivoli, Novell and Microsoft. Communications strategic alliance partners include Siemens, Aspect, VTEL, PictureTel, Latitude, Cisco Systems, Sprint, Lucent Technologies (formerly Octel) and Applied Voice Technology.

     Norstan's objective is to capitalize on the accelerating convergence of communications and information technologies. The convergence of voice, video and data technologies will enable the Company to provide customers with a unified technology solution. Norstan's established communications expertise, coupled with its IT services capabilities, positions the Company to benefit from this industry trend. Key business strategies to capitalize on this convergence include: (i) increasing the Company's focus on providing technology services;
(ii) offering a broad range of communications and IT solutions; (iii) attracting, developing and retaining highly skilled professionals; (iv) providing superior customer service; and (v) offering leading-edge technologies through strategic alliances. To complement these business strategies, Norstan's growth strategy includes the following elements: (i) pursuing complementary IT services acquisitions; (ii) continuing internal growth of Norstan IT Consulting Services; and (iii) leveraging Norstan's existing base of over 18,000 customers.

                                  THE OFFERING

Common Stock offered by the Company.......    2,000,000 shares

Common Stock offered by the Selling
Shareholders..............................    200,000 shares

Common Stock to be outstanding after the
offering..................................    12,474,281 shares(1)

Use of Proceeds...........................    Repayment of indebtedness
                                              and general corporate purposes

Nasdaq National Market symbol.............    NRRD
-----------------------------------
(1) Based upon 10,474,281 shares outstanding at July 27, 1998. Excludes options outstanding on July 27, 1998 to purchase approximately 1,540,000 shares of Norstan's common stock, par value $.10 per share ("Common Stock") (of which 244,000 shares are contingent upon shareholder approval of the amendment to the 1995 Long-Term Incentive Plan referred to below), at a weighted average exercise price of $18.92, plus an additional 92,000 shares of Common Stock reserved for issuance in connection with future stock options and other awards under the 1995 Long-Term Incentive Plan, the 1986 Long-Term Incentive Plan of Norstan, Inc. and the Restated Non-Employee Directors' Stock Plan. In addition, the Board of Directors of the Company has approved, subject to approval by the shareholders, an amendment to the 1995 Long-Term Incentive Plan, increasing the number of shares issuable thereunder by 1,200,000 shares. See Note 9 of Notes to Consolidated Financial Statements.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

                                                                               YEARS ENDED APRIL 30,
                                                              --------------------------------------------------------
                                                                1994        1995        1996        1997        1998
                                                                  (IN THOUSANDS, EXCEPT PER SHARE AND OTHER DATA)
STATEMENTS OF OPERATIONS DATA:
  Revenues:
    Global Services
      IT Consulting Services................................  $     --    $  7,931    $ 14,426    $ 54,467    $ 92,746
      Communications Services...............................   100,080     110,638     121,971     131,596     127,197
                                                              --------    --------    --------    --------    --------
        Total Global Services...............................   100,080     118,569     136,397     186,063     219,943
      Communications Solutions..............................   127,514     166,675     179,332     205,983     228,979
      Financial Services....................................     4,305       5,001       5,635       6,029       7,443
                                                              --------    --------    --------    --------    --------
        Total revenues......................................   231,899     290,245     321,364     398,075     456,365
                                                              --------    --------    --------    --------    --------
  Cost of sales:
    Global Services
    IT Consulting Services..................................        --       6,417      11,000      43,315      66,457
    Communications Services.................................    61,289      70,224      86,669      93,880      89,550
                                                              --------    --------    --------    --------    --------
      Total Global Services.................................    61,289      76,641      97,669     137,195     156,007
    Communications Solutions................................    92,621     123,158     130,090     150,204     168,965
    Financial Services......................................     1,766       2,308       2,221       2,160       2,444
                                                              --------    --------    --------    --------    --------
        Total cost of sales.................................   155,676     202,107     229,980     289,559     327,416
                                                              --------    --------    --------    --------    --------
  Gross margin..............................................    76,223      88,138      91,384     108,516     128,949
  Selling, general and administrative expenses..............    65,137      74,725      75,973      89,311     103,709
  Restructuring charge(1)...................................        --          --          --          --      14,667
                                                              --------    --------    --------    --------    --------
  Operating income..........................................    11,086      13,413      15,411      19,205      10,573
  Interest expense..........................................      (832)     (1,587)     (1,351)     (1,866)     (3,909)
  Interest and other income (expense), net..................      (106)        (54)         89         (22)        (18)
                                                              --------    --------    --------    --------    --------
  Income before cumulative effect of accounting change and
    provision for income taxes..............................    10,148      11,772      14,149      17,317       6,646
  Provision for income taxes................................     4,161       4,709       5,660       7,100       2,791
                                                              --------    --------    --------    --------    --------
  Income before cumulative effect of accounting change......     5,987       7,063       8,489      10,217       3,855
  Cumulative effect of change in accounting for income
    taxes(2)................................................      (375)         --          --          --          --
                                                              --------    --------    --------    --------    --------
  Net income................................................  $  5,612    $  7,063    $  8,489    $ 10,217    $  3,855
                                                              ========    ========    ========    ========    ========
  Net income before restructuring charge(1).................                                                  $ 12,362
                                                                                                              ========
  Net income per share -- basic.............................  $   0.70    $   0.86    $   1.00    $   1.12    $   0.40
                                                              ========    ========    ========    ========    ========
  Net income per share -- diluted...........................  $   0.67    $   0.82    $   0.94    $   1.08    $   0.39
                                                              ========    ========    ========    ========    ========
  Net income per share before restructuring
    charge -- diluted(1)....................................                                                  $   1.25
                                                                                                              ========
  Weighted average shares -- basic..........................     8,017       8,242       8,526       9,140       9,719
  Weighted average shares -- diluted........................     8,402       8,621       8,985       9,418       9,917
OTHER DATA (AT END OF THE FISCAL YEAR):
  Number of employees.......................................     1,703       1,975       2,016       2,373       2,791
  Number of IT consultants..................................         0          13          62         290         616

                                                                                                   AS OF APRIL 30, 1998
                                                                                                --------------------------
                                                                                                 ACTUAL     AS ADJUSTED(3)
                                                                                                      (IN THOUSANDS)
BALANCE SHEET DATA:
  Working capital...........................................................................    $ 58,568       $ 58,568
  Total assets..............................................................................     275,608        275,608
  Long-term debt, net of current maturities.................................................      52,440          5,144
  Discounted lease rentals, net of current maturities.......................................      20,883         20,883
  Total shareholders' equity................................................................      97,671        144,967

---------------
(1) In the fourth quarter of fiscal year 1998, the Company recorded a restructuring charge of approximately $14.7 million in connection with management's plan to reduce costs, consolidate and reorganize operations, and improve operating efficiencies. See Note 3 of Notes to Consolidated Financial Statements.

(2) On May 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." As a result, in fiscal year 1994 the Company recorded a one-time charge of $375,000, or $0.05 per diluted share, for the cumulative effect of the change in method of accounting for income taxes.

(3) Adjusted to give effect to the sale of 2,000,000 shares of Common Stock offered by the Company hereby at an assumed offering price of $25 1/4 per share and the application of the net proceeds therefrom. See "Use of Proceeds."

                                  RISK FACTORS

     Each prospective investor should carefully consider the following factors, among others, prior to purchasing any of the securities offered hereby.

TECHNOLOGICAL CHANGE AND NEW PRODUCTS; GROWTH STRATEGY BASED ON CONVERGENCE OF TECHNOLOGIES

     The markets for communications and IT products and services are characterized by technological change and frequent new product introductions. Accordingly, the Company believes that its future success will depend on its ability to identify and incorporate in a timely manner new products and enhancements to existing products and services that gain market acceptance. Although Norstan does not manufacture any products, there can be no assurance that the products and services that Norstan offers will not become technologically obsolete, or that Norstan will be able to identify, market or support new products successfully, that such new products will gain market acceptance or that the Company will be able to respond effectively to technological change.

     A major element of Norstan's strategy is to leverage and expand its customer base by offering a range of IT and communications systems products and services utilizing converging technologies for voice, video and data communications. The Company's ability to increase revenues in future periods will depend to some extent on the success of its strategy to serve as customers' single-source provider of integrated IT and communications systems products and services. Norstan believes that as information and communications technologies converge into a single technology, customers and potential customers will increasingly seek a single-source provider of products and services based on such technologies. However, many of the Company's existing and potential customers currently purchase IT and communications products and services from multiple vendors or on an unintegrated basis, and there can be no assurance that customers will prefer to purchase such products and services from a single source or, if they do, that they will choose the Company as that single source. To the extent that customers prefer to purchase IT and communications products and services from multiple vendors, on an unintegrated basis, or from a single source other than the Company, the Company's strategy to increase revenues may not be realized. See "Business -- Norstan's Growth Strategy."

ATTRACTION AND RETENTION OF EMPLOYEES

     A significant component of the Company's business consists of the delivery of consulting services. Norstan's success depends in large part upon its ability to attract, develop, motivate and retain highly skilled and educated professionals possessing technical expertise and business generation skills. Qualified consultants and other technical resources are in great demand and are likely to remain a limited resource for the foreseeable future. There can be no assurance that the Company will be able to attract and retain sufficient numbers of qualified personnel in the future. The Company has increased the number of its IT consultants primarily through the acquisition of consulting businesses. Accordingly, the Company faces an additional risk that consultants obtained through acquisitions will choose to leave the Company rather than assimilate into the Company's business environment. There can be no assurance that Norstan will be able to retain a substantial majority of these employees in the long term. The loss of a significant number of IT consultants could adversely affect the Company's ability to secure and complete engagements and could have a material adverse effect on the Company's business, operating results and financial condition. See "Business -- Human Resources."

RISKS OF ACQUISITION STRATEGY; RISKS RELATED TO COMPLETED ACQUISITIONS

     The Company's most recent strategic acquisitions consist of Wordlink, Inc. ("Wordlink"), Vadini, Inc. (d/b/a PRIMA Consulting, Inc.) ("PRIMA") and Connect Computer Company ("Connect"). The Company is actively seeking to acquire other businesses that will contribute to the depth and versatility of Norstan IT Consulting Services. The Company expects to continue acquiring businesses as an element of its growth strategy. However, there can be no assurance that Norstan will be able to identify suitable acquisition candidates or that, if identified, the Company will be able to acquire such companies on suitable terms.

Moreover, other companies are competing for acquisition candidates, which could increase the price of acquisition targets and decrease the number of attractive businesses available for acquisition.

     There can be no assurance that the anticipated economic, operational and other benefits of any completed or future acquisitions will be achieved or that Norstan will be able to successfully integrate acquired businesses in a timely manner without substantial costs, delays, or other operational or financial problems. The difficulties of such integration may initially be increased by the necessity of integrating personnel with disparate business backgrounds and cultures. In addition, acquisitions may involve the expenditure of significant funds. Failure to effectively integrate the acquired companies may adversely affect the Company's ability to secure certain engagements and otherwise grow its business. Customer dissatisfaction or performance problems at a single acquired company could have an adverse effect on the reputation of Norstan as a whole, resulting in increased difficulty in marketing services or acquiring companies in the future. In addition, there can be no assurance that the acquired companies will operate profitably. Acquisitions also involve a number of additional risks, including diversion of management attention, potential loss of key customers or personnel, risks associated with unanticipated problems, liabilities or contingencies, and risks of entering markets in which Norstan has limited or no direct expertise. The occurrence of some or all of the events described in these risks could have a material adverse effect on the Company's business, operating results and financial condition. See "Business -- Norstan's Business Strategy."

DEPENDENCE ON STRATEGIC ALLIANCES

     Norstan has a series of agreements authorizing Norstan to act as a distributor of communications equipment from a variety of manufacturers. Norstan currently has distribution agreements with Siemens Business Communications Systems, Inc. ("Siemens"), Aspect, PictureTel, VTEL, Lucent Technologies (formerly Octel), Iwatsu, Isoetec, Cisco Systems, Sprint, Latitude, Intervoice, Applied Voice Technolgy and others. In addition, the Company and Siemens have an agreement under which Norstan is an authorized agent for the refurbishment and sale of previously owned Siemens equipment in the United States. Periodically, these distribution agreements expire and new agreements must be negotiated if the Company desires to continue distributing the applicable manufacturer's products. Norstan is currently negotiating the renewal of its agreement with Siemens with respect to the distribution of new products. There can be no assurance that Siemens (or any other manufacturer with whom the Company does business) will elect to continue its relationship with Norstan on substantially the same terms and conditions as contained in the parties' prior agreements. The Company believes that an interruption, or substantial modification, of its distribution relationship with Siemens could have a material adverse effect on its business, operating results and financial condition. In addition, much of Norstan's success is derived from market acceptance of each manufacturer's products. These products compete with those offered by several other communications equipment manufacturers. Reduced market acceptance for the products Norstan distributes, as a result of competition or other factors, could adversely Norstan's business, operating results and financial condition. See "Business -- Strategic Alliances."

MANAGEMENT OF GROWTH

     The Company opened four new branch locations and increased the number of its consultants by 112% to 616 in fiscal year 1998. Norstan's ability to manage the growth of its operations will require it to continue to improve its operational, financial and other internal systems and to attract, develop, motivate and retain its employees. The Company's rapid growth has presented and will continue to present numerous challenges, such as the assimilation of financial reporting systems and increased pressure on Norstan's management, and will increase the demands on the Company's systems and internal controls. If Norstan's management is unable to manage growth or new employees are unable to achieve anticipated performance or utilization levels, its business, operating results and financial condition could be materially and adversely affected. See "Business -- Norstan's Growth Strategy."

COMPETITION

     The market for IT services includes a large number of competitors, is subject to rapid change and is highly competitive. Primary competitors include participants from a variety of market segments, including national accounting firms, systems consulting and implementation firms, application software firms, service groups of computer equipment companies, facilities management companies, general management consulting firms and programming companies. Many of these competitors have significantly greater financial, technical and marketing resources and greater name recognition than the Company. In addition, the Company competes with its customers' internal resources, particularly when these resources represent a fixed cost to the customer. Such competition may impose additional pricing pressures on the Company.

     The communications industry is intensely competitive and rapidly changing. Norstan's primary competitors in this area include Lucent Technologies, Nortel and the Regional Bell Operating Companies ("RBOCs"). Many of its competitors have longer operating histories, greater financial and human resources, and greater name recognition than Norstan. The passage of the Telecommunications Act of 1996 has fostered competition, by providing access to a number of entities that were previously precluded from the industry. As a result of this legislation, the pace of consolidation in this industry has accelerated. These changes in the regulatory environment could potentially affect Norstan's ability to compete successfully. See "Business -- Competition."

LIMITED PROTECTION OF INTELLECTUAL PROPERTY RIGHTS

     The Company relies upon a combination of nondisclosure and other contractual arrangements with certain key employees, and trade secret, copyright and trademark laws to protect its proprietary rights and the proprietary rights of third parties from whom the Company licenses intellectual property. Norstan enters into confidentiality agreements with certain of its employees and limits the distribution of proprietary information. There can be no assurance that the steps taken by the Company to protect its proprietary rights will be adequate to prevent misappropriation of such rights or that the Company will be able to detect unauthorized use and take appropriate steps to enforce its proprietary rights. See "Business -- Intellectual Property Rights."

VARIABILITY OF QUARTERLY OPERATING RESULTS; SEASONALITY

     Variations in the Company's revenues and operating results occur from quarter to quarter as a result of a number of factors, including customer engagements commenced and completed during a quarter, the number of business days in a quarter, employee hiring and utilization rates, the timing of acquisitions, the ability of customers to terminate engagements without penalty, the size and scope of assignments and general economic conditions. Because a significant portion of the Company's expenses are relatively fixed, a variation in the number of customer projects or the timing of the initiation or completion of projects can cause significant fluctuations in operating results from quarter to quarter. Furthermore, the Company has historically experienced a seasonal fluctuation in its operating results, with a larger proportion of its revenues and operating income occurring during the fourth quarter of the fiscal year. See "Management's Analysis of Financial Condition and Results of
Operations -- Unaudited Quarterly Results."

STOCK PRICE VOLATILITY

     The market price of the Common Stock may vary substantially due to a variety of factors, including quarterly fluctuations in results of operations, adverse circumstances affecting the introduction or market acceptance of new products and services offered by the Company, announcements of new products and services by competitors, changes in the IT and communications systems environments, changes in earnings estimates by analysts, sales of Common Stock by existing shareholders, loss of key personnel and other factors. The market price for the Common Stock may also be affected by the Company's ability to meet analysts' or other market expectations, and any failure or anticipated failure to meet such expectations, even if minor, could have a material adverse effect on the market price of the Common Stock. In addition, the stock market is subject to extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to the operating performance of these companies. The Company has issued shares of Common Stock as consideration tendered in connection with its recent business acquisitions. A substantial decrease in the market price of the Common Stock will greatly reduce its utility as a currency to effect future acquisitions. Moreover, during the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against such a company. Any such litigation instigated against the Company could result in substantial costs and a diversion of management's attention and resources, which could have a material adverse effect on the Company's business, operating results and financial condition. See "Price Range of Common Stock."

YEAR 2000

     What is commonly known as the "Year 2000 issue" arises because many computer and communications hardware and software systems use only two digits to represent the year. As a result, these systems and programs may not calculate dates beyond 1999, which may result in information errors or system failures. The Company is taking steps to remediate the Year 2000 issues within its internal systems and has held discussions with significant suppliers to ensure that such parties are executing action plans designed to remediate Year 2000 issues involving systems or products that interface with the Company's systems or may otherwise affect the Company's customers. There can be no assurance that the Company's efforts or those of its suppliers or customers will satisfactorily mitigate all Year 2000 issues faced by them. Inadequate resolution of these issues may result in information or communications systems failures, which delay or damage the Company's operations or, potentially, those of its customers, creating an additional risk of third-party claims brought against the Company, any of which could have a materially adverse effect on the Company's business, operating results and financial condition.

CERTAIN ANTI-TAKEOVER EFFECTS

     Norstan is subject to Minnesota statutes regulating business combinations and restricting voting rights of certain persons acquiring shares of Norstan (the "Minnesota Anti-Takeover Statutes"). In addition Norstan has adopted a shareholder rights agreement (the "Shareholder Rights Agreement") providing for the issuance to shareholders of rights to purchase additional shares of Common Stock under certain circumstances. The Shareholder Rights Agreement combined with the Minnesota Anti-Takeover Statutes may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of Norstan's securities, or the removal of incumbent management.

RESTRICTIONS ON THE PAYMENT OF DIVIDENDS

     Norstan has not recently declared or paid any cash dividends on its common stock and does not intend to pay cash dividends in the foreseeable future. Norstan currently expects to retain earnings to finance expansion of its business. In addition, Norstan's revolving long-term credit agreement prohibits the payment of cash dividends without the prior written consent of the lenders thereunder. See "Dividend Policy."

FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS

     Included in this Prospectus are forward-looking statements relating to such matters as anticipated financial performance, business prospects, technological developments, new products and services, Year 2000 compliance and similar matters. In order to comply with the terms of the Private Securities Litigation Reform Act, the Company notes that a variety of factors could cause the Company's actual results and experience to differ materially from the anticipated results or other expectations expressed in the Company's forward-looking statements. The risks and uncertainties that may affect the operations, performance, developments and results of the Company's business include the following: national and regional economic conditions; pending and future legislation affecting the IT and telecommunications industries; the Company's business in Canada and England; stability of foreign governments; market acceptance of the Company's products and services; the Company's continued ability to provide integrated communications solutions for customers in a dynamic industry; and other competitive factors. Because these and other factors could affect the Company's operating results, past financial performance should not necessarily be considered as a reliable indicator of future performance, and investors should not use historical trends to anticipate future period results.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 2,000,000 shares of Common Stock offered by the Company (after deducting underwriting discounts and commissions and estimated offering expenses) are estimated to be approximately $47.3 million. The Company anticipates that a substantial portion of the net proceeds will be used to pay down borrowings that total approximately $60.0 million under an $80.0 million unsecured revolving long-term credit agreement that it has with certain banks. Borrowings under this agreement are due May 31, 2001 and bear interest at the banks' prime commercial rate (8.5% at April 30, 1998), except for LIBOR, CD and commercial paper based options, which generally bear interest at a rate lower than the banks' prime commercial rate (5.9% to 6.7% at April 30, 1998). Following such paydown, financing under the agreement may be used by the Company for future acquisitions. The Company is continually involved in the evaluation of, and discussions with, potential acquisition candidates, but the Company currently has no agreements, understandings or commitments regarding any future acquisitions. Proceeds in excess of that used to repay indebtedness will be employed by the Company as working capital.

     The Company will not receive any proceeds from the sale of Common Stock by the Selling Shareholders.

                          PRICE RANGE OF COMMON STOCK

     The Common Stock is traded on the Nasdaq National Market under the symbol NRRD. The following table sets forth, for the periods indicated, the range of high and low sale prices for the Common Stock as reported on the Nasdaq National Market. On June 20, 1996, the Company's Board of Directors approved a two-for-one stock split effected in the form of a stock dividend. The stock split has been retroactively reflected in the high and low prices presented below.

                                                                     HIGH              LOW
FISCAL YEAR ENDED APRIL 30, 1997:
  First Quarter.............................................    $19  1/2          $13 1/8
  Second Quarter............................................     20  1/4           15
  Third Quarter.............................................     18  3/4           15 1/2
  Fourth Quarter............................................     17  1/4           13 3/4
FISCAL YEAR ENDED APRIL 30, 1998:
  First Quarter.............................................    $18  1/2          $14
  Second Quarter............................................     25  1/2           17 1/2
  Third Quarter.............................................     25  1/2           22
  Fourth Quarter............................................     29                21 7/8
FISCAL YEAR ENDING APRIL 30, 1999:
  First Quarter (through July 27, 1998).....................    $26  3/16         $22 3/4

     On July 27, 1998, the reported last sale price of the Common Stock was $25 1/4 per share. The Company had 4,239 shareholders of record as of July 27, 1998.

                                DIVIDEND POLICY

     The Company has not paid cash dividends on its Common Stock for several years. The Company currently anticipates that all of its earnings will be retained for development of the Company's business and does not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

     The following table sets forth the short-term debt and total capitalization of the Company: (i) as of April 30, 1998; and (ii) as adjusted to reflect the sale of 2,000,000 shares of Common Stock offered by the Company in this offering at an assumed public offering price of $25 1/4 per share and the application of the estimated net proceeds therefrom. The information set forth below should be read in conjunction with the Consolidated Financial Statements and related Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained elsewhere in this Prospectus.

                                                                 AS OF APRIL 30, 1998
                                                                -----------------------
                                                                 ACTUAL     AS ADJUSTED
                                                                    (IN THOUSANDS)
Short-term debt.............................................    $  3,257     $  3,257
Discounted lease rentals....................................      14,758       14,758
                                                                --------     --------
     Total short-term debt..................................    $ 18,015     $ 18,015
                                                                ========     ========
Long-term debt, net of current maturities...................    $ 52,440     $  5,144
Discounted lease rentals, net of current maturities.........      20,883       20,883
                                                                --------     --------
     Total long-term debt...................................      73,323       26,027
                                                                --------     --------
Shareholders' equity:
  Common stock -- $.10 par value; 40,000,000 authorized
     shares; 9,963,716 shares issued and outstanding,
     actual; 11,963,716 shares issued as adjusted(1)........         996        1,196
  Capital in excess of par value............................      44,741       91,837
  Retained earnings.........................................      54,048       54,048
  Unamortized cost of stock.................................        (641)        (641)
  Foreign currency translation..............................      (1,473)      (1,473)
                                                                --------     --------
     Total shareholders' equity.............................      97,671      144,967
                                                                --------     --------
       Total capitalization.................................    $170,994     $170,994
                                                                ========     ========

-------------------------
(1) Excludes options outstanding on July 27, 1998 to purchase approximately 1,540,000 shares of Common Stock (of which 244,000 shares are contingent upon shareholder approval of the amendment to the 1995 Long-Term Incentive Plan referred to below), at a weighted average exercise price of $18.92, plus an additional 92,000 shares of Common Stock reserved for issuance in connection with future stock options and other awards under the 1995 Long-Term Incentive Plan, the 1986 Long-Term Incentive Plan of Norstan, Inc. and the Restated Non-Employee Directors' Stock Plan. In addition, the Board of Directors of the Company has approved, subject to approval by the shareholders, an amendment to the 1995 Long-Term Incentive Plan, increasing the number of shares issuable thereunder by 1,200,000 shares. See Note 9 of Notes to Consolidated Financial Statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The Selected Consolidated Financial Data set forth below as of and for each of the fiscal years in the five-year period ended April 30, 1998 have been derived from the Company's Consolidated Financial Statements, which have been audited by Arthur Andersen LLP, independent public accountants. The Selected Consolidated Financial Data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and the Notes thereto included elsewhere herein.

                                                                              YEARS ENDED APRIL 30,
                                                         ----------------------------------------------------------------
                                                           1994          1995          1996          1997          1998
                                                                 (IN THOUSANDS, EXCEPT PER SHARE AND OTHER DATA)
STATEMENTS OF OPERATIONS DATA:
  Revenues:
    Global Services
      IT Consulting Services...........................  $     --      $  7,931      $ 14,426      $ 54,467      $ 92,746
      Communications Services..........................   100,080       110,638       121,971       131,596       127,197
                                                         --------      --------      --------      --------      --------
        Total Global Services..........................   100,080       118,569       136,397       186,063       219,943
    Communications Solutions...........................   127,514       166,675       179,332       205,983       228,979
    Financial Services.................................     4,305         5,001         5,635         6,029         7,443
                                                         --------      --------      --------      --------      --------
        Total revenues.................................   231,899       290,245       321,364       398,075       456,365
                                                         --------      --------      --------      --------      --------
  Cost of sales:
    Global Services
      IT Consulting Services...........................        --         6,417        11,000        43,315        66,457
      Communications Services..........................    61,289        70,224        86,669        93,880        89,550
                                                         --------      --------      --------      --------      --------
        Total Global Services..........................    61,289        76,641        97,669       137,195       156,007
    Communications Solutions...........................    92,621       123,158       130,090       150,204       168,965
    Financial Services.................................     1,766         2,308         2,221         2,160         2,444
                                                         --------      --------      --------      --------      --------
        Total cost of sales............................   155,676       202,107       229,980       289,559       327,416
                                                         --------      --------      --------      --------      --------
  Gross margin.........................................    76,223        88,138        91,384       108,516       128,949
  Selling, general and administrative expenses.........    65,137        74,725        75,973        89,311       103,709
  Restructuring charge(1)..............................        --            --            --            --        14,667
                                                         --------      --------      --------      --------      --------
  Operating income.....................................    11,086        13,413        15,411        19,205        10,573
  Interest expense.....................................      (832)       (1,587)       (1,351)       (1,866)       (3,909)
  Interest and other income (expense), net.............      (106)          (54)           89           (22)          (18)
                                                         --------      --------      --------      --------      --------
  Income before cumulative effect of accounting
    change and provision for income taxes..............    10,148        11,772        14,149        17,317         6,646
  Provision for income taxes...........................     4,161         4,709         5,660         7,100         2,791
                                                         --------      --------      --------      --------      --------
  Income before cumulative effect of accounting
    change.............................................     5,987         7,063         8,489        10,217         3,855
  Cumulative effect of change in accounting for income
    taxes(2)...........................................      (375)           --            --            --            --
                                                         --------      --------      --------      --------      --------
  Net income...........................................  $  5,612      $  7,063      $  8,489      $ 10,217      $  3,855(3)
                                                         ========      ========      ========      ========      ========
  Net income per share -- basic........................  $   0.70      $   0.86      $   1.00      $   1.12      $   0.40(3)
                                                         ========      ========      ========      ========      ========
  Net income per share -- diluted......................  $   0.67      $   0.82      $   0.94      $   1.08      $   0.39(3)
                                                         ========      ========      ========      ========      ========
  Weighted average shares -- basic.....................     8,017         8,242         8,526         9,140         9,719
  Weighted average shares -- diluted...................     8,402         8,621         8,985         9,418         9,917
OTHER DATA (AT END OF THE FISCAL YEAR):
  Number of employees..................................     1,703         1,975         2,016         2,373         2,791
  Number of IT consultants.............................         0            13            62           290           616

                                                                                 AS OF APRIL 30,
                                                         ----------------------------------------------------------------
                                                           1994          1995          1996          1997          1998
                                                                                  (IN THOUSANDS)
BALANCE SHEET DATA:
  Working capital......................................  $ 32,961      $ 32,183      $ 24,899      $ 37,484      $ 58,568
  Total assets.........................................   149,662       161,709       160,988       224,173       275,608
  Long-term debt, net of current maturities............    18,218        16,465            --        18,284        52,440
  Discounted lease rentals, net of current
    maturities.........................................    18,845        16,313        15,961        24,043        20,883
  Total shareholders' equity...........................    47,658        56,984        67,517        84,370        97,671

---------------
(1) In the fourth quarter of fiscal year 1998, the Company recorded a restructuring charge of approximately $14.7 million in connection with management's plan to reduce costs, consolidate and reorganize operations, and improve operating efficiencies. See Note 3 of Notes to Consolidated Financial Statements.

(2) On May 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." As a result, in fiscal year 1994 the Company recorded a one-time charge of $375,000, or $0.05 per diluted share, for the cumulative effect of the change in method of accounting for income taxes.

(3) Net income and net income per diluted share before the restructuring charge for the year ended April 30, 1998 were $12,362,000 and $1.25 per share, respectively.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     Norstan is a technology services company providing IT and communications systems solutions to over 18,000 customers in the United States, Canada and England. Headquartered in Minneapolis, Minnesota, with sales and service offices located in 68 locations in the United States and Canada, the Company sells its products and services to a wide variety of customers across numerous industries.

     The Company provides IT consulting and communications services, communications and technology products and financing alternatives through its three business units, Global Services, Communications Solutions (formerly known as Communications Systems) and Financial Services, which accounted for approximately 48%, 50% and 2% of Norstan's fiscal year 1998 revenues, respectively. In order to enhance overall profitability, the Company intends to increase its percentage of revenues derived from technology services, which typically command higher margins than product sales.

     Due to the Company's continuing expansion and growth in the area of IT consulting services, financial results for Global Services are now reported as:
(i) IT Consulting Services and (ii) Communications Services. Norstan IT Consulting Services provides IT services including ERP and sales management package implementation, groupware consulting, Internet/intranet/e-commerce solutions, CTI and outsourced facilities management. Communications Services provides customer support services for communications systems, including maintenance services, systems modifications and long distance services. Communications Solutions provides a broad array of solutions including telephone systems, integrated voice processing, call center technologies and video/audio/data conferencing solutions. The name change from Communications Systems to Communications Solutions more accurately reflects the Company's commitment to provide its customers with design, installation and implementation services as well as the hardware and software components necessary for successful implementation of complex communications systems. Financial Services supports the sales process by providing customized financing alternatives. The Company believes that its breadth of product and service offerings fosters long-term client relationships, affords cross-selling opportunities and minimizes the Company's dependence on any single technology or industry.

     During fiscal year 1998, Norstan recorded a restructuring charge of $14.7 million in connection with management's plan to reduce costs, consolidate and reorganize operations, and improve operating efficiencies. Restructuring efforts focused primarily on the following: (i) consolidation of seven semi-autonomous geographic sales and service organizations into a single, more focused sales and operations organization; (ii) the consolidation of 36 warehouses and parts locations into three strategically located distribution centers; and (iii) the reorganization and integration of the Company's IT consulting services operations, including the Norstan Call Center Solutions Group, Connect and PRIMA, into a single, customer-focused organization. The restructuring charge relates primarily to the write-down of certain assets to their fair market values ($12.2 million), severance and employee benefit costs ($1.2 million) and lease termination costs ($1.3 million). Net income and net income per diluted share before the restructuring charge for the year ended April 30, 1998 were $12,362,000 and $1.25 per share, respectively.

RESULTS OF OPERATIONS

     The following table sets forth certain items from the Company's consolidated statements of operations expressed as a percentage of total revenues:

                                                                  YEARS ENDED APRIL 30,
                                                              -----------------------------
                                                              1996        1997        1998
Revenues:
  Global Services
     IT Consulting Services.................................    4.5%       13.7%       20.3%
     Communications Services................................   37.9        33.0        27.9
                                                              -----       -----       -----
       Total Global Services................................   42.4        46.7        48.2
  Communications Solutions..................................   55.8        51.8        50.2
  Financial Services........................................    1.8         1.5         1.6
                                                              -----       -----       -----
     Total revenues.........................................  100.0       100.0       100.0
Cost of sales:
  Global Services
     IT Consulting Services.................................    3.4        10.9        14.6
     Communications Services................................   27.0        23.6        19.6
                                                              -----       -----       -----
       Total Global Services................................   30.4        34.5        34.2
  Communications Solutions..................................   40.5        37.7        37.0
  Financial Services........................................    0.7         0.5         0.5
                                                              -----       -----       -----
     Total cost of sales....................................   71.6        72.7        71.7
                                                              -----       -----       -----
Gross margin................................................   28.4        27.3        28.3
Selling, general and administrative expenses................   23.6        22.5        22.8
Restructuring charge........................................     --          --         3.2
                                                              -----       -----       -----
Operating income............................................    4.8%        4.8%        2.3%
                                                              =====       =====       =====
Net income..................................................    2.6%        2.6%        0.8%
                                                              =====       =====       =====

     The following table sets forth the gross margin percentages for Global Services, Communications Solutions and Financial Services.

                                                                YEARS ENDED APRIL 30,
                                                              --------------------------
                                                              1996       1997       1998
Gross margin percentage:
  Global Services
     IT Consulting Services.................................  23.7%      20.5%      28.3%
     Communications Services................................  28.9       28.7       29.6
       Total Global Services................................  28.4       26.3       29.1
  Communications Solutions..................................  27.5       27.1       26.2
  Financial Services........................................  60.6       64.2       67.2

FISCAL 1998 COMPARED TO FISCAL 1997

     Revenues. Revenues increased 14.6% to $456.4 million in fiscal year 1998 from $398.1 million in fiscal year 1997. The increase was attributable to growth in each of Norstan's three business units.

     Revenues from Global Services increased 18.2% to $219.9 million in fiscal year 1998 from $186.1 million in fiscal year 1997. Revenues from IT Consulting Services increased 70.3% to $92.7 million in fiscal year 1998 from $54.5 million in fiscal year 1997. This increase was a result of: (i) the acquisition of PRIMA in September 1997 which contributed $17.9 million of revenue in fiscal year 1998; and (ii) internal revenue growth of 37.5%. Revenues from Communications Services decreased 3.3% to $127.2 million in fiscal year 1998 from $131.6 million in fiscal year 1997. The decrease in Communications Services revenues resulted from the sale of the Company's stand-alone cabling business in June 1997, which contributed approximately $5.0 million in revenues during fiscal year 1997.

     Revenues from Communications Solutions increased 11.2% to $229.0 million in fiscal year 1998 from $206.0 million in fiscal year 1997. The increase was attributable to increased sales volumes in the Siemens PBX, videoconferencing and refurbished equipment products through sales to new customers as well as growth with existing customer relationships.

     Revenues from Financial Services increased 23.5% to $7.4 million in fiscal year 1998 from $6.0 million in fiscal year 1997. This increase is primarily attributable to the increased size of the Company's leasing base.

     Gross Margin. The Company's gross margin was $128.9 million and $108.5 million for the fiscal years ended April 30, 1998 and 1997, respectively. As a percent of total revenues, gross margin was 28.3% for fiscal year 1998 compared to 27.3% for fiscal year 1997.

     Gross margin as a percent of revenues for Global Services was 29.1% for fiscal year 1998 as compared to 26.3% for fiscal year 1997. The gross margin for IT Consulting Services increased to 28.3% for fiscal year 1998 from 20.5% for fiscal year 1997. The improved margin is a result of operating efficiencies gained as the IT Consulting Services segment continued to grow as well as from an increased emphasis on time-and-materials engagements. The gross margin for Communications Services increased to 29.6% for fiscal year 1998 from 28.7% for fiscal year 1997.

     Gross margin as a percent of revenues for Communications Solutions was 26.2% for fiscal year 1998 as compared to 27.1% for fiscal year 1997. The decrease in gross margin for fiscal year 1998 as compared to fiscal year 1997 is primarily due to overall increases in product costs as a result of changes in the sales mix and increased labor costs from subcontractors and overtime due to the high level of installations during 1998. The overall decline in gross margin was partially offset by improved margin in the sales of refurbished equipment.

     Gross margin as a percent of revenues for Financial Services was 67.2% for fiscal year 1998 as compared to 64.2% for fiscal year 1997.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 16.1% to $103.7 million in fiscal year 1998 from $89.3 million in fiscal year 1997. As a percent of revenues, selling, general and administrative expenses remained relatively consistent at 22.7% for fiscal year 1998, as compared to 22.4% for fiscal year 1997.

     Restructuring Charge. During fiscal year 1998, Norstan recorded a restructuring charge of $14.7 million in connection with management's plan to reduce costs, consolidate and reorganize operations, and improve operating efficiencies. Restructuring efforts focused primarily on the following: (i) consolidation of seven semi-autonomous geographic sales and service organizations into a single, more focused sales and operations organization;
(ii) the consolidation of 36 warehouses and parts locations into three strategically located distribution centers; and (iii) the reorganization and integration of the Company's IT consulting services operations, including the Norstan Call Center Solutions Group, Connect and PRIMA, into a single, customer-focused organization. The restructuring charge relates primarily to the write-down of certain assets to their fair market values ($12.2 million), severance and employee benefit costs ($1.2 million) and lease termination costs ($1.3 million).

     Interest Expense. Interest expense was $3.9 million for fiscal year 1998 as compared to $1.9 million for fiscal year 1997. This increase was primarily the result of higher borrowing levels in fiscal year 1998 to fund the PRIMA acquisition as well as for working capital purposes. Average month-end borrowings outstanding under the Company's revolving long-term credit agreements (excluding amounts borrowed to finance leasing activities) were $53.2 million for fiscal year 1998 and $24.5 million for fiscal year 1997. Weighted average interest rates under the Company's revolving long-term credit agreements were 7.0% for fiscal year 1998 as compared to 7.5% for fiscal year 1997.

     Income Taxes. The Company's effective income tax rate was 42% for fiscal year 1998 and 41% for fiscal year 1997. The Company's effective tax rate differs from the federal statutory rate primarily due to state income taxes and the effect of nondeductible goodwill amortization.

     Net Income. Net income was $3.9 million or $0.39 per diluted share in fiscal year 1998, which includes the $14.7 million restructuring charge representing $0.86 per diluted share, as compared to $10.2 million or

$1.08 per diluted share in fiscal year 1997. Net income and net income per diluted share before the restructuring charge for the year ended April 30, 1998 were $12,362,000 and $1.25 per share, respectively.

FISCAL 1997 COMPARED TO FISCAL 1996

     Revenues. Total revenues increased 23.9% to $398.1 million in fiscal year 1997 from $321.4 million in fiscal year 1996.

     Revenues from Global Services increased 36.4% to $186.1 million in fiscal year 1997 from $136.4 million in fiscal year 1996. Revenues from IT Consulting Services increased 277.6% to $54.5 million in fiscal year 1997 from $14.4 million in fiscal year 1996. This increase was a result of the acquisition of Connect in June 1996, which contributed $33.8 million of revenue in fiscal year 1997, and the over 70% growth experienced in the Company's outsourcing business. Revenues from Communications Services increased 7.9% to $131.6 million in fiscal year 1997 from $122.0 million in fiscal year 1996, due primarily to growth in communications maintenance services and network services.

     Revenues from Communications Solutions increased 14.9% to $206.0 million in fiscal year 1997 from $179.3 million in fiscal year 1996. The increase resulted primarily from increased sales volume of refurbished equipment and videoconferencing products.

     Revenues from Financial Services increased 7.0% to $6.0 million in fiscal year 1997 from $5.6 million in fiscal year 1996. The increase was attributable to the increased size of the Company's leasing base.

     Gross Margin. The Company's gross margin was $108.5 million in fiscal year 1997 and $91.4 million in fiscal year 1996. As a percent of total revenues, gross margin was 27.3% for fiscal year 1997 and 28.4% for fiscal year 1996.

     Gross margin as a percent of revenues for Global Services was 26.3% for fiscal year 1997 compared to 28.4% for fiscal year 1996. The gross margin for IT Consulting Services decreased to 20.5% for fiscal year 1997 from 23.7% for fiscal year 1996. This decrease is primarily attributable to non-recurring operating costs and inefficiencies relating to the reorganization of the Company's IT consulting operations as well as from decreased margins on certain fixed-price contracts. Communications Services' gross margin remained relatively constant at 28.7% for fiscal year 1997 as compared to 28.9% for fiscal year 1996.

     Gross margin as a percent of revenues for Communications Solutions was 27.1% for fiscal year 1997 as compared to 27.5% for fiscal year 1996. The change in the gross margin as a percentage of revenue was the result of shifts in the product mix and competitive market conditions.

     Gross margin as a percent of revenues for Financial Services was 64.2% for fiscal year 1997 as compared to 60.6% for fiscal year 1996. The increase in gross margin percentage for fiscal year 1997 as compared to fiscal year 1996 was the result of decreasing interest rates.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 17.6% to $89.3 million in fiscal year 1997 from $76.0 million in fiscal year 1996. As a percent of revenues, selling, general and administrative expenses decreased to 22.4% for fiscal year 1997 from 23.6% for fiscal year 1996. The decrease as a percentage of revenues resulted from continued efforts to contain costs and volume-related efficiencies, as sales volume increased without proportional increases in expenses.

     Interest Expense. Interest expense was $1.9 million for fiscal year 1997 as compared to $1.4 million for fiscal year 1996. Weighted average interest rates under the Company's revolving long-term credit agreements were 7.5% for fiscal year 1997 as compared to 8.2% for fiscal year 1996. Average month-end borrowings outstanding under the Company's revolving long-term credit agreements (excluding amounts borrowed to finance leasing activities) were $24.5 million for fiscal year 1997 and $15.8 million for fiscal year 1996.

     Income Taxes. The Company's effective income tax rate was 41% for fiscal year 1997 and 40% for fiscal year 1996. The Company's effective tax rate differs from the federal statutory rate primarily due to state income taxes and the effect of nondeductible goodwill amortization.

     Net Income. Net income was $10.2 million or $1.08 per diluted share in 1997 and $8.5 million or $0.94 per diluted share in 1996.

UNAUDITED QUARTERLY RESULTS

     The following table sets forth certain unaudited quarterly operating information for each of the eight quarters in the period ending April 30, 1998. This data includes, in the opinion of management, all normal recurring adjustments necessary for the fair presentation of the information for the periods presented when read in conjunction with the Company's Consolidated Financial Statements and related Notes thereto. Results for any previous fiscal quarter are not necessarily indicative of results for the full year or for any future quarter. The Company has historically experienced a seasonal fluctuation in its operating results, with a larger proportion of its revenues and operating income occurring during the fourth quarter of the fiscal year.

                                                                   QUARTERS ENDED
                                  --------------------------------------------------------------------------------
                                  AUG. 3,   NOV. 2,   FEB. 1,   APR. 30,   AUG. 2,   NOV. 1,   JAN. 31,   APR. 30,
                                   1996      1996      1997       1997      1997      1997       1998       1998
                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues:
  Global Services
    IT Consulting Services......  $ 9,363   $13,682   $15,328   $16,094    $15,026   $22,038   $25,186    $30,496
    Communications Services.....   31,562    32,076    31,918    36,040     33,023    30,508    30,968     32,698
                                  -------   -------   -------   -------    -------   -------   -------    -------
      Total Global Services.....   40,925    45,758    47,246    52,134     48,049    52,546    56,154     63,194
  Communications Solutions......   49,820    48,483    45,405    62,275     45,212    56,719    53,979     73,069
  Financial Services............    1,486     1,412     1,424     1,707      2,181     1,657     1,634      1,971
                                  -------   -------   -------   -------    -------   -------   -------    -------
      Total revenues............   92,231    95,653    94,075   116,116     95,442   110,922   111,767    138,234
Cost of sales...................   66,900    68,548    68,014    86,097     68,356    80,488    79,861     98,711
                                  -------   -------   -------   -------    -------   -------   -------    -------
Gross margin....................   25,331    27,105    26,061    30,019     27,086    30,434    31,906     39,523
Selling, general and
  administrative expenses.......   22,180    21,944    20,935    24,252     23,157    24,399    24,923     31,230
Restructuring charge............       --        --        --        --         --        --        --     14,667
                                  -------   -------   -------   -------    -------   -------   -------    -------
Operating income (loss).........    3,151     5,161     5,126     5,767      3,929     6,035     6,983     (6,374)
Interest expense................     (241)     (520)     (571)     (534)      (594)     (847)   (1,242)    (1,226)
Interest and other income
  (expense).....................        7       (28)      (11)       10         48        69        55       (190)
                                  -------   -------   -------   -------    -------   -------   -------    -------
Income (loss) before income
  taxes.........................    2,917     4,613     4,544     5,243      3,383     5,257     5,796     (7,790)
Income taxes....................    1,225     1,937     1,829     2,109      1,387     2,155     2,521     (3,272)
                                  -------   -------   -------   -------    -------   -------   -------    -------
Net income (loss)...............  $ 1,692   $ 2,676   $ 2,715   $ 3,134    $ 1,996   $ 3,102   $ 3,275    $(4,518)
                                  =======   =======   =======   =======    =======   =======   =======    =======
Net income before restructuring
  charge........................                                                                          $ 3,991
                                                                                                          =======
Net income (loss) per share --
  diluted.......................  $  0.19   $  0.29   $  0.29   $  0.33    $  0.21   $  0.32   $  0.33    $ (0.45)
                                  =======   =======   =======   =======    =======   =======   =======    =======
Net income per share before
  restructuring charge --
  diluted.......................                                                                          $  0.39
                                                                                                          =======

LIQUIDITY AND CAPITAL RESOURCES

     Net cash provided by operating activities decreased in fiscal year 1998 as compared to fiscal years 1997 and 1996 as a result of increases in accounts receivable, costs and estimated earnings in excess of billings and income taxes receivable. Net cash used in investing activities remained constant in fiscal years 1998 and 1997 and increased from fiscal year 1996 as a result of increased capital expenditures and investments in lease contracts, as noted below, and due to acquisitions during 1998 and 1997. Net cash provided by financing activities increased during fiscal years 1998 and 1997 as compared to 1996 due to increased long-term borrowings related to acquisitions and to support the overall growth of the Company.

     Capital Expenditures. The Company used $19.9 million for capital expenditures during fiscal year 1998 as compared to $24.2 million in fiscal year 1997 and $14.4 million in fiscal year 1996. These expenditures were primarily for capitalized costs incurred in connection with obtaining or developing internal use software, computer equipment, facility expansion and telecommunications equipment used in outsourcing arrangements and as spare parts.

     Investment in Lease Contracts. The Company has also made a significant investment in lease contracts with its customers. The additional investment made in lease contracts in fiscal year 1998 totaled $28.0 million. Net lease receivables increased to $53.7 million at April 30, 1998 from $49.4 million at April 30, 1997. The Company utilizes its lease receivables and corresponding underlying equipment to borrow funds from financial institutions on a nonrecourse or recourse basis by discounting the stream of future lease payments. Proceeds from discounting are presented on the consolidated balance sheet as discounted lease rentals. Discounted lease rentals totaled $35.6 million at April 30, 1998. Interest rates on these credit agreements at April 30, 1998 ranged from 6.0% to 10.0%, while payments are due in varying monthly installments through August 2005. Payments due to financial institutions are made from monthly collections of lease receivables from customers.

     Capital Resources. The Company has an $80.0 million unsecured revolving long-term credit agreement with certain banks. Up to $30.0 million of borrowings under this agreement may be in the form of commercial paper. In addition, sublimits also exist related to the Company's support of its leasing activities. Borrowings under this agreement are due May 31, 2001, and bear interest at the banks' reference rate (8.50% at April 30, 1998), except for LIBOR, CD and commercial paper based options, which generally bear interest at a rate lower than the banks' reference rate (5.9% to 6.7% at April 30, 1998). Total consolidated borrowings under this agreement at April 30, 1997 and 1998 were $17.9 million and $52.4 million. There were no borrowings on account of the Company's leasing activities at April 30, 1997 and 1998. Annual commitment fees on the unused portions of the credit facility are 0.25%. Under the agreement, the Company is required to maintain minimum levels of EBITDA and certain other financial ratios. The Company has complied with or has obtained the appropriate waivers for such requirements as of April 30, 1998.

     Management of the Company believes that a combination of cash generated from operations, existing bank facilities and additional borrowing capacity, in aggregate, are adequate to meet the anticipated liquidity and capital resource requirements of its business. Sources of additional financing, if needed, may include further debt financing, or the sale of equity or other securities.

ACQUISITIONS

     On June 19, 1998, the Company merged with Wordlink in a transaction accounted for under the pooling-of-interests method. Wordlink delivers network integration, groupware messaging, Internet/intranet/ e-commerce and education solutions to customers operating in a multi-vendor network environment. The agreement provided for the conversion of all shares of Wordlink common stock and all vested Wordlink stock options issued and outstanding into approximately $10.3 million of Common Stock. All outstanding Wordlink unvested stock options were converted to the equivalent value of Norstan stock options. Wordlink's stockholders' equity and operating results were not material in relation to the Company's financial statements. As such, the Company will record the combination without restating prior periods' consolidated statements of operations to reflect the pooling-of-interests combination.

     On September 30, 1997, the Company acquired PRIMA in a transaction accounted for under the purchase method. PRIMA provides IT consulting services, including information systems planning and development, consulting and programming services for collaborative computing solutions, and ERP integration services. The acquisition consideration totaled approximately $27.5 million, consisting of $19.5 million in cash, $6.3 million of Common Stock and $1.7 million paid to certain members of PRIMA management under non-compete agreements. In addition, the Company agreed to pay up to $3.5 million in contingent consideration over a three-year period ending April 30, 2000 if certain financial performance targets are achieved. This transaction resulted in the recording of $24.9 million in goodwill and other intangible assets that are being amortized on a straight-line basis over 15 years and three years, respectively.

     On June 4, 1996, the Company acquired Connect in a transaction accounted for under the purchase method. Connect is a provider of consulting, design and implementation services for local and wide area networks, Internets and intranets, client/server applications and workgroup computing. The acquisition consideration totaled approximately $15.0 million, consisting of $12.0 million in cash, $2.0 million of Common Stock and $1.0 million payable to certain members of Connect management under non-compete agreements. In addition, the Company agreed to pay up to $4.0 million in contingent consideration over a three-year period ending April 30, 1999, if certain financial performance targets are achieved (as of April 30, 1998, $2.0 million of such consideration had been paid and the remaining $2.0 million has been earned and accrued). This transaction resulted in the recording of $18.4 million in goodwill and other intangible assets that are being amortized on a straight-line basis over 15 years and three years, respectively.

IMPACT OF YEAR 2000

     The Company has completed an assessment and will modify or replace portions of its hardware and software so that its computer systems will function properly with respect to dates in 2000 and thereafter. The Company has also had discussions with its significant suppliers to ensure that those parties have appropriate plans to remediate Year 2000 issues where their systems and products interface with the Company's systems or otherwise impact its operations or that of its customers. The Company is assessing the extent to which its operations are vulnerable should those organizations fail to properly remediate either their computer systems or their current product offerings available to the Company's customers.

     The Company's comprehensive Year 2000 initiative is being managed by a team of internal staff with the assistance of an outside consultant. The Company is well under way with its efforts, which are scheduled to be completed by mid-1999. The cost of the Year 2000 initiative is estimated to be approximately $2 million to be incurred over the next two fiscal years.

     While the Company believes its planning efforts are adequate to address its Year 2000 concerns, the Year 2000 readiness of the Company's customers, and the hardware and software offerings from the Company's suppliers and business partners may vary. Although the Company does not believe that the Year 2000 matters discussed above will have a material impact on its business, financial condition and results of operations, it is uncertain as to what extent the Company may be affected by such matters.

FORWARD-LOOKING STATEMENTS

     From time to time, the Company may publish forward-looking statements relating to such matters as anticipated financial performance, business prospects, technological developments, new products, Year 2000 compliance and similar matters. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements including those made in this document. In order to comply with the terms of the Private Securities Litigation Reform Act, the Company notes that a variety of factors could cause the Company's actual results and experience to differ materially from the anticipated results or other expectations expressed in the Company's forward-looking statements. The risks and uncertainties that may affect the operations, performance, developments and results of the Company's business include the following: national and regional economic conditions; pending and future legislation affecting the IT and telecommunications industries; the Company's business in Canada and England; stability of foreign governments; market acceptance of the Company's products and services; the Company's continued ability to provide integrated communications solutions for customers in a dynamic industry; and other competitive factors. Because these and other factors could affect the Company's operating results, past financial performance should not necessarily be considered as a reliable indicator of future performance, and investors should not use historical trends to anticipate future period results.

                                    BUSINESS

SUMMARY

     Norstan is a leading provider of communications and IT solutions for over 18,000 customers in the United States, Canada and England. To address the complex communications requirements of its customers, Norstan provides a broad range of products and services, including telephone systems, call center systems, voice processing, network integration, voice and video conferencing, and facilities management services. Norstan's network of over 800 field technicians and service consultants delivers communications services to its customers. In addition, the Company provides a wide array of IT solutions through Norstan IT Consulting Services. These solutions include the design, implementation, maintenance and modification of IT applications and systems. Norstan IT Consulting Services currently employs over 700 consultants and generated a 70% increase in revenues during fiscal year 1998. As communications and information technologies converge, Norstan's strategy is to expand the breadth of its IT services offerings to serve as a single-source provider of leading technology solutions to its customers.

     The Company delivers its products and services through three business units, Global Services, Communications Solutions and Financial Services, which accounted for approximately 48%, 50% and 2% of Norstan's fiscal year 1998 revenues, respectively. Global Services includes Norstan IT Consulting Services and Communications Services. Norstan IT Consulting Services provides IT services including ERP and sales management package implementation, groupware consulting, Internet/intranet/e-commerce solutions, CTI and outsourced facilities management. Communications Services provides customer support services for communications systems, including maintenance services, systems modifications and long distance services. Communications Solutions provides a broad array of solutions including telephone systems, integrated voice processing, call center technologies and video/audio/data conferencing solutions. Financial Services supports the sales process by providing customized financing alternatives. The Company believes that its breadth of product and service offerings fosters long-term customer relationships, affords cross-selling opportunities and minimizes the Company's dependence on any single technology or industry.

     The Company operates in 68 locations in 58 cities throughout the United States and Canada. Norstan has served over 18,000 customers across a broad range of industries in the last three years and focuses its marketing efforts on middle-market and Fortune 500 companies with complex technology and communications requirements. Current customers include British Petroleum, IBM, Kaiser Permanente, John Deere, US Bancorp, 3M and Harley-Davidson. The Company believes that its installed base of communications systems customers will offer extensive opportunities for cross-selling IT consulting services. Management also believes that Norstan IT Consulting Services customers will be a source of additional communications business. Norstan's strong emphasis on customer satisfaction is evidenced by a survey of Norstan's communications customers, in which Norstan received an overall satisfaction rating of 93% in fiscal year 1998. The Company believes that its outstanding customer service will enable Norstan to capture a greater portion of each customer's communications and IT budgets in the future.

     Norstan provides leading-edge technologies in both its IT and communications operations. The Company has established strategic alliances with leading IT and communications companies that allow Norstan to offer objective solutions to its customers. IT strategic alliance partners include IBM, Siebel Systems, Oracle, Lotus, PeopleSoft, Tivoli, Novell and Microsoft. Communications strategic alliance partners include Siemens, Aspect, VTEL, PictureTel, Latitude, Cisco Systems, Sprint, Lucent Technologies (formerly Octel) and Applied Voice Technology.

INDUSTRY OVERVIEW

     In the current climate of intense global competition and accelerating technological change, businesses increasingly depend upon technology-based solutions to enhance their competitive position, and to improve their productivity and the quality of their products and services. Today's business environment mandates the availability of efficient voice and video communication channels and information in formats suited to a wide variety of users. Accordingly, businesses are looking to a variety of new technologies to enhance the performance of their communications systems and to allow IT systems to collect, analyze and communicate information within the enterprise and among customers and suppliers. An organization's ability to integrate and deploy new communications and IT technologies in a unified and cost-effective manner has become critical to competing successfully in today's rapidly changing business environment.

     While organizations recognize the importance of communications and IT systems in this business environment, the selection, implementation, customization and maintenance of these systems is becoming more complex and the resources required to perform these tasks are becoming increasingly scarce. Faced with a shortage of qualified technical resources and great demands to implement the latest technology, customers are increasingly relying on outside vendors to provide the necessary resources. By outsourcing communications and IT services, companies are able to focus on their core businesses; access specialized technical skills; implement communications and IT solutions more rapidly; benefit from flexible staffing; and reduce the cost of recruiting, training and retaining communications and IT professionals.

     As a result of these factors, demand for IT and communications services and products has grown significantly. In 1998, the worldwide market for IT services is estimated at $350 billion and is projected to grow to $620 billion by 2002 according to Dataquest. Dataquest also estimates that the market for these services is projected to grow at a 15% compound annual growth rate. For calendar year 1998, industry sources estimate that the U.S. market for switching, networking and application equipment is over $17 billion, and the U.S. market for telecommunications maintenance and professional services is estimated to be approximately $4 billion. As customers seek the competitive advantages that advanced communications and computer telephony integration can deliver, growth of certain segments of call processing are expected to be particularly strong. Between 1996 and 2000, the U.S. market for voice mail, interactive voice response units, networking equipment, and other telecommunications peripherals and applications is expected to grow at a compound annual growth rate of approximately 12%. By 2000, the U.S. market for these associated applications and peripherals is projected to be over $14 billion.

     The markets and technologies for communications equipment and IT applications and systems continue to converge as communications equipment migrates from proprietary switches to software-driven systems operating on standardized computer platforms. As a result, businesses are integrating their communications and IT systems. In addition, many middle-market and Fortune 500 companies rely on multiple, often specialized, providers to help implement and manage their communications and IT systems. The Company believes that relying on multiple service providers, where there is no distinct responsible party, creates vendor relationships that are difficult and expensive to manage and adversely impacts the quality and compatibility of communications and IT solutions. As previously separate communications and IT technologies converge and their interoperability increases, more organizations will seek a unified technology solution. Norstan believes that these organizations will attempt to reduce costs and management complexity by establishing relationships with a small number of providers that offer a broad range of both communications and IT products and services throughout the full life cycle of a project.

THE NORSTAN SOLUTION

     The Company is a single-source provider of a wide range of communications and IT solutions that enable its customers to compete and succeed in the global marketplace. The Company has leveraged its established reputation as a provider of premier communications products and services, along with the capability of its more than 700 IT consultants, to deliver a unified communications and IT solution to middle-market and Fortune 500 companies. This broad range of offerings enables Norstan to serve as a single-source provider of communications and IT solutions throughout the entire life cycle of a project. Norstan's ability to serve as a single-source provider results in closer integration, reduced risk and greater management control for the customer. The Company believes that its customer relationships, its geographic reach and size, and its expertise in providing both communications and IT solutions will enable it to capitalize on the continuing growth and convergence of communications and IT needs of middle-market and Fortune 500 companies.

NORSTAN'S BUSINESS STRATEGY

     The Company's objective is to become a leading provider of communications and IT offerings to middle-market and Fortune 500 companies. The Company's strategy to achieve this objective includes the following key elements:

     Capitalize on the Accelerating Convergence of Communications and Information Technologies. Norstan's established communications expertise, coupled with its IT consulting capabilities, positions the Company to exploit the convergence of voice, video and information technologies onto a single platform. Norstan believes that it is one of the few firms offering this combination of skills and services, enabling the Company to serve as a single-source provider of a unified technology solution.

     Increase Focus on Providing Technology Services. As communications and information technologies converge, the Company intends to increase its percentage of revenues derived from technology services, which typically command higher margins than product sales. Management believes that its increased focus on technology services will enhance its overall profitability. Over the last three fiscal years, revenues from Norstan's Global Services business unit increased at a 27% annual compound growth rate and accounted for over 48% of revenues in fiscal year 1998.

     Offer a Broad Range of Communications and IT Solutions. Norstan's broad range of voice, video and data solutions allows the Company to serve as a single-source provider for its customers' communications and IT needs. The ability to provide consulting services, hardware, software, training and on-going support enables Norstan to offer a unified communications and IT solution throughout the life cycle of a project. This capability will become increasingly important as communications and information technologies continue to converge and customers look to retain a single-source provider for all their communications and IT needs.

     Attract, Develop and Retain Highly Skilled Professionals. The Company seeks to attract, develop and retain the highest caliber of communications and IT consultants. Norstan places a strong emphasis on the career development and training of its IT consultants through its Team Manager program. Team Managers provide career guidance and ensure that employees maintain skills in state-of-the-art technologies. Norstan offers a competitive combination of employee benefits and incentives, including employee stock option and stock purchase programs, as well as incentive compensation based on the amount billed by individual consultants.

     Provide Superior Customer Service. Norstan believes its dedication to providing service beyond its customers' expectations has produced many favorable customer relationships and resulted in increased exposure to potential customers. Norstan's strong emphasis on customer satisfaction is evidenced by a survey of Norstan's communications customers, in which Norstan received an overall satisfaction rating of 93% in fiscal year 1998. The Company believes that its reputation for superior service will lead to opportunities for cross-selling additional products and services to its customer base.

     Offer Leading-Edge Technologies. Norstan maintains several strategic alliances with business partners that allow it to offer leading-edge technologies. IT strategic alliance partners include IBM, Siebel Systems, Oracle, Lotus, PeopleSoft, Tivoli, Novell and Microsoft. Communications strategic alliance partners include Siemens, Aspect, VTEL, PictureTel, Latitude, Cisco Systems, Sprint, Lucent Technologies (formerly Octel) and Applied Voice Technology. These strategic alliances provide the Company with access to training, product support and current technology as well as the use of the "business partner" designation in marketing the Company's products and services. The Company intends to strengthen its existing alliances and pursue additional alliances with leading technology companies.

NORSTAN'S GROWTH STRATEGY

     To achieve its growth objectives, the Company has adopted the following strategies:

     Pursue Complementary IT Services Acquisitions. To capitalize on the highly fragmented nature of the IT services industry, the Company intends to grow Norstan IT Consulting Services through acquisitions. Building on its experience of acquiring communications companies over the last ten years, Norstan has completed three acquisitions of IT services businesses since 1996. The Company will target additional acquisitions that provide complementary expertise, expand its domestic and international geographic presence, diversify its customer base and increase its consulting resources.

     Continue Internal Growth of Norstan IT Consulting Services. The Company seeks to continue the rapid growth of Norstan IT Consulting Services by opening branch locations in targeted geographic markets. During fiscal year 1998, Norstan IT Consulting Services generated 37.5% internal revenue growth and opened four new branch locations in Atlanta, St. Louis, Chicago and Phoenix. Norstan has targeted six to eight potential markets for future branch locations over the next twelve months. In addition, the Company intends to leverage existing communications locations through cross-selling efforts and the aggressive recruitment of IT consultants. From the June 1996 acquisition of Connect through the end of fiscal year 1998, Norstan IT Consulting Services has increased its number of consultants at a compound annual growth rate of 55.0%, excluding other acquisitions.

     Leverage Existing Customer Relationships. Norstan intends to grow its technology services business by leveraging the Company's existing base of over 18,000 customers. These relationships provide Norstan with significant advantages in marketing new communications and IT services and solutions. Management believes the convergence of communications and information technologies, together with the Company's high level of customer satisfaction, will position Norstan to become a preferred provider of both communications and IT solutions.

PRODUCTS AND SERVICES

     Norstan provides customers with a single source for a broad range of communications and IT products and services to design, develop and implement technology solutions in a variety of customer environments. These products and services are delivered through three business units, Global Services, Communications Solutions and Financial Services.

     Global Services. Global Services, which represented 48% of the Company's fiscal year 1998 revenues, consists of two operating groups: Norstan IT Consulting Services and Communications Services. The following table summarizes the products and services provided by these two groups.

----------------------------------------------------------------------------------------------------
GLOBAL SERVICES
----------------------------------------------------------------------------------------------------
NORSTAN IT CONSULTING SERVICES
           CATEGORY OF SERVICE                              DESCRIPTION OF SERVICES
 Business Transformation Services           - Develop strategic IT plans
                                            - Provide business transformation and process
                                            reengineering consulting services
                                            - Provide information management consulting
                                            - Provide vertical industry solutions focused on the
                                            healthcare and financial services industries
----------------------------------------------------------------------------------------------------
 Enterprise Business Solutions              - Customize packaged software solutions, including ERP
                                            and customer management solutions
                                            - Develop and implement call center strategies and
                                            solutions
                                            - Develop Internet/intranet/e-commerce solutions
                                            - Provide network and system strategies
----------------------------------------------------------------------------------------------------
 Information Technology Services            - Design and develop applications
                                            - Provide data integration services
                                            - Perform network and messaging services
                                            - Provide operating systems and migration services
                                            - Analyze customer businesses and systems
                                            - Provide project management services for IT operations
----------------------------------------------------------------------------------------------------
 Managed Services                           - Manage networks and systems
                                            - Support and maintain applications
                                            - Provide support for network and client/server systems
                                            - Perform product procurement and integration
                                            - Provide standard/custom technical education and
                                            training services
                                            - Manage customer communications operations
------------------------------------------
COMMUNICATIONS SERVICES
           CATEGORY OF SERVICE                              DESCRIPTION OF SERVICES
 Communications Maintenance                 - Provide maintenance services on customers'
 Services                                   communications systems hardware
----------------------------------------------------------------------------------------------------
 Moves, Adds and Changes                    - Transfer telephone systems to new user locations
                                            - Add telephones or expansion cards in a telephone
                                            system
                                            - Change system and user features
----------------------------------------------------------------------------------------------------
 Long Distance Services                     - Offer a full range of long distance and network
                                              services
------------------------------------------

     Communications Solutions. Communications Solutions, which represented 50% of the Company's fiscal year 1998 revenues, focuses on the design, sale and implementation of communications and other technology equipment. Communications Solutions provides the following products and services:

----------------------------------------------------------------------------------------------------
COMMUNICATIONS SOLUTIONS
      CATEGORY OF PRODUCT OR SERVICE                  DESCRIPTION OF PRODUCTS AND SERVICES
 Telephone Systems                          - Design, install and implement telephone switching
                                            systems
                                            - Supply telephone switching systems
----------------------------------------------------------------------------------------------------
 Call Center Systems                        - Design, install and implement call center systems
                                            - Supply call center systems
----------------------------------------------------------------------------------------------------
 Call Processing Systems                    - Design, install and implement voice response and voice
                                              messaging products
                                            - Supply voice response and voice messaging products
----------------------------------------------------------------------------------------------------
 Conferencing Systems                       - Design, install and implement conferencing systems
                                            - Provide audio, video and data conferencing products
----------------------------------------------------------------------------------------------------
 Refurbished Equipment                      - Refurbish and resell previously owned Siemens, Nortel,
                                              Iwatsu, Aspect and Isoetec products
------------------------------------------

     Financial Services. Financial Services, which represented 2% of the Company's fiscal year 1998 revenues, provides customers with efficient and competitive financing for the purchase or lease of products and services. Financial Services supports the sales process by offering customized lease structures that eliminate the need for third-party financing.

CUSTOMERS AND ENGAGEMENTS

     Norstan focuses its marketing efforts on middle-market and Fortune 500 companies with complex communications and IT requirements. Norstan has served over 18,000 customers across a broad range of industries over the last three fiscal years. No single customer accounted for more than 5% of Norstan's total revenue during any of the last three fiscal years.

     Norstan customers during fiscal year 1998 included the following:

                         NORSTAN IT CONSULTING SERVICES

3M                                             Grand Metropolitan          Michelin
American Express                               Harley-Davidson             Nationwide Insurance
AT&T                                           IBM                         State Farm Insurance
British Petroleum                              Invacare                    SuperValu
Cargill                                        John Deere                  US Bancorp
GMAC                                           Kaiser Permanente           Williams-Sonoma

              COMMUNICATIONS SERVICES AND COMMUNICATIONS SOLUTIONS

American Freightways                           Cargill                     Imation
British Petroleum                              Fortis Insurance            Medtronic
Best Buy                                       Harley-Davidson             Marquette University
CIBC                                           IBM                         US Bancorp

     Examples of some of Norstan's major engagements include the following:

     A Midwest manufacturer began as a Norstan customer in 1977 when Norstan sold and installed a telephone PBX switch. Over time, Norstan upgraded the telephone switches for the customer's ten locations and helped ensure that its communications systems remained current with the latest technology. After identifying additional communications needs, Norstan provided the customer with call center software, CTI applications, interactive voice response units and audio conferencing systems. Norstan currently provides full outsourcing of the customer's telecommunications operations. In August 1997, Norstan identified several consulting opportunities that Norstan IT Consulting Services was uniquely positioned to satisfy. Since that time, Norstan IT Consulting Services has been involved in a variety of consulting engagements, including developing network strategies, implementing networks, managing project build schedules and conducting a Year 2000 audit.

     A leading manufacturer of home health care and mobility products has relied on Norstan IT Consulting Services to lead several key IT projects. For example, the customer selected Norstan IT Consulting Services to implement an Oracle ERP system that will replace its core legacy applications. Included in this ERP implementation are the development of a product configurator and web-based order entry system, both of which will be integrated with the Oracle application suite. Norstan's IT Consulting Services has also led the implementation of Lotus Notes, which will serve as the customer's enterprise platform for messaging and groupware applications. During this implementation, Norstan's IT Consulting Services personnel have developed key interdepartment workflow applications and have assisted in reengineering and automating the customer's account service center.

     A Midwest insurance company became a Norstan customer approximately 20 years ago with the installation of multinode PBX systems. Subsequently, this insurance company has relied on Norstan to upgrade their PBX systems to meet their capacity and technology requirements. Norstan also implemented a broad array of communications technologies including interactive voice response units, voice messaging and callpath, an application bridge that allows CTI. During the past year, this customer awarded Norstan's Call Center Solutions Group with a major call center consulting engagement. This engagement involves designing and assisting with the implementation of a complete call center solution.

STRATEGIC ALLIANCES

     The Company believes that its relationships with a wide range of leading technology companies position Norstan to deliver the appropriate solution to each customer. IT strategic alliance partners include IBM, Siebel Systems, Oracle, Lotus, PeopleSoft, Tivoli, Novell and Microsoft. In addition, Siebel Systems, a leading customer care and sales automation software provider, has recently granted Premier Consulting Partner status to Connaissance Consulting (a majority-owned Norstan affiliate).

     Communications strategic alliance partners include Siemens, Aspect, VTEL, PictureTel, Latitude, Cisco Systems, Sprint, Lucent Technologies (formerly Octel) and Applied Voice Technology. In addition, the Company distributes complementary communications products that fit specific segments of the marketplace. These include hybrid switching systems, personal computer-based voice processing and video conferencing systems, as well as data communications products from Novell, Newbridge, Bay Networks, Compaq, Lotus and others.

     Norstan has been a distributor of Siemens communications equipment since 1976 and is Siemens' largest independent distributor in North America. The current distributor agreement with Siemens, which commenced in July 1993, has been renewed through July 27, 1999 while a new distribution agreement is being negotiated. Norstan and Siemens have also renewed an agreement through July 27, 2003 under which Norstan is an authorized agent for the refurbishment and sale of previously owned Siemens equipment.

SALES AND MARKETING

     Norstan has approximately 500 sales and marketing personnel within the United States and Canada. The sales force includes product and service specialists with expertise in IT consulting services, video conferencing, call centers, telecommunications, education and training, and other areas. These specialists partner with the sales representatives to develop integrated technology solutions to address the specific technology needs of Norstan's customers. Norstan uses several techniques to pursue new customer opportunities, including telemarketing, seminars, participation in trade shows and advertising.

     Norstan's sales representatives and specialists use a comprehensive approach to evaluate each customer's technology needs. The sales representative begins with a detailed analysis of the customer's current and future communications and IT systems requirements. After determining the customer's needs, the sales representative and product specialist develop a solution that satisfies current and anticipated requirements. Norstan's consulting and operations teams then work with the customer to plan the delivery and implementation of the solution and to identify required training. By planning the precise requirements of each phase of the solution delivery, Norstan's specialists are able to minimize service interruption for the customer. Norstan also provides an ongoing support program tailored to meet the customer's specific application requirements that incorporates remote diagnostics, in-field service and support, additional training and help desk support from Norstan's customer support representatives.

     Norstan's marketing strategy is to capture a larger portion of existing customers' communications and IT budgets and to identify and develop new customer relationships. In particular, the Company believes that its installed base of communications systems customers offers extensive opportunities for the marketing of IT consulting services. Management also believes that Norstan IT Consulting Services will be a source of additional communications business. Norstan anticipates that its high quality customer service will support ongoing marketing efforts, as satisfied customers are more likely to choose Norstan to supply additional communications and IT products and services. Also, Norstan is investing in sales management automation systems, which will further efforts to cross-sell the depth and breadth of its product offerings to existing customers.

CUSTOMER SERVICE

     Norstan believes that providing exceptional customer service is an important element of its ability to compete effectively in the communications and IT marketplace. Norstan has invested heavily in new technology that is designed to enable the Company to resolve a substantial portion of customer support and service issues quickly and remotely. Norstan coordinates its customer service response through three remote diagnostics and dispatch centers located in the Minneapolis, Cleveland and Toronto areas. In fiscal year 1998, these centers handled over 250,000 customer calls with approximately 46% of the service-related calls addressed remotely. Only 18% of customer calls were resolved remotely in fiscal year 1994. The Company's goal for fiscal year 1999 is to resolve in excess of 50% of service calls remotely. For calls requiring immediate on-site service and support, Norstan maintains a highly trained force of service technicians, design engineers and customer support representatives.

     Norstan has over 125 employees in its three remote diagnostics and dispatch centers devoted primarily to providing customer service and has 500 service technicians in the field. With Norstan's remote problem resolution capability and its highly trained staff of technicians, Norstan is able to promptly resolve customer support requests. Norstan's commitment to customer service is evidenced by a recent survey of Norstan's Communications Solutions customers that found an overall satisfaction rating of 93% in fiscal year 1998.

LOCATIONS

     The Company currently supports its Norstan IT Consulting Services, Communications Services and Communications Solutions customers with locations in the United States and Canada. Norstan IT Consulting Services plans to add approximately six to eight additional locations during fiscal year 1999. The Company maintains the following 68 locations in 58 cities:

                         NORSTAN IT CONSULTING SERVICES

                                  Atlanta, GA
                                 Baltimore, MD
                                 Champaign, IL
                                 Charlotte, NC
                                  Chicago, IL
                                 Cincinnati, OH
                                 Cleveland, OH
                                  Columbia, SC
                                  Columbus, OH
                                   Denver, CO
                                 Des Moines, IA
                                 Greensboro, NC
                                 Greenville, SC
                                Indianapolis, IN
                                 Milwaukee, WI
                                Minneapolis, MN
                                   Omaha, NE
                                  Phoenix, AZ
                                 Pittsburgh, PA
                                  Raleigh, NC
                                  Richmond, VA
                               San Francisco, CA
                                 St. Louis, MO

              COMMUNICATIONS SERVICES AND COMMUNICATIONS SOLUTIONS

                                Albuquerque, NM
                                  Amarillo, TX
                                  Appleton, WI
                                   Austin, TX
                                Baton Rouge, LA
                                 Birmingham, AL
                                Calgary, Alberta
                                Cedar Rapids, IA
                                  Chicago, IL
                                 Cincinnati, OH
                                 Cleveland, OH
                                  Columbus, OH
                                 Davenport, IA
                                   Dayton, OH
                                 Des Moines, IA
                               Edmonton, Alberta
                                  El Paso, TX
                                   Fargo, ND
                                 Las Vegas, NV
                                 Lexington, KY
                                Little Rock, AR
                                London, Ontario
                                 Louisville, KY
                                  Lubbock, TX
                                  Madison, WI
                                 Milwaukee, WI
                                Minneapolis, MN
                                   Mobile, AL
                                Montreal, Quebec
                                New Orleans, LA
                               Oklahoma City, OK
                                   Omaha, NE
                                Ottawa, Ontario
                                  Phoenix, AZ
                                 Pittsburgh, PA
                                 Rochester, MN
                                 Shreveport, LA
                                Sioux Falls, SD
                                 Springdale, AR
                                   Toledo, OH
                                Toronto, Ontario
                                   Tucson, AZ
                                   Tulsa, OK
                          Vancouver, British Columbia
                               Winnipeg, Manitoba

HUMAN RESOURCES

     As of June 30, 1998, Norstan had 2,971 employees, of which over 700 were IT consulting personnel and approximately 840 were communications field technicians and service consultants. U.S. operations totaled 2,749 employees, including 135 who are covered by collective bargaining agreements. The Company's Canadian operations had a total of 222 employees.

     The Company's success depends in large part on its ability to attract, develop, motivate and retain highly skilled IT consultants. Qualified technical employees are in great demand and are likely to remain a limited resource for the foreseeable future. To retain these resources, Norstan places a strong emphasis on the career development and training of its IT consultants and has implemented several unique programs, including its Team Manager initiative. Team Managers ensure that employee skills remain current with the industry and that the employee is given adequate development experiences to create a fulfilling work environment. Norstan also offers a competitive combination of employee benefits and incentives, including employee stock options, stock purchase programs and an attractive revenue-sharing arrangement whereby an individual consultant's base compensation is supplemented with a percentage of the revenue that the individual bills. Finally, Norstan IT Consulting Services has developed a proprietary program in which key individuals in the organization are charged with and rewarded for the successful opening of new branch office locations. This program helps Norstan IT Consulting Services retain personnel and expand its geographic reach.

     Norstan also dedicates significant resources to recruiting consultants with specific technical and industry expertise. In connection with its hiring efforts, the Company employs internal recruiters and relies on personal and business contacts to recruit professionals through referrals, contacts at trade shows and job fairs.

     The Company uses formal training programs to further develop its professional resources. The Company also uses mentoring by placing junior IT professionals under the guidance of senior IT professionals on certain customer engagements. In addition, in order to expand the skills and develop the careers of the Company's consultants and technical staff, the Company recently introduced computer-based training resources covering 450 course topics.

COMPETITION

     The communications industry is intensely competitive and rapidly changing. Norstan's primary competitors in this area include Lucent Technologies, Nortel and the RBOCs. Many of its competitors have longer operating histories, greater financial and human resources, and greater name recognition than Norstan. The passage of the Telecommunications Act of 1996 has fostered competition by providing access to a number of entities that were previously precluded from the industry. As a result of this legislation, the pace of consolidation in the industry has accelerated. These changes in the regulatory environment could potentially affect Norstan's ability to compete successfully.

     The market for IT services includes a large number of competitors, is subject to rapid change and is highly competitive. Primary competitors include participants from a variety of market segments, including national accounting firms, systems consulting and implementation firms, application software firms, service groups of computer equipment companies, facilities management companies, general management consulting firms and programming companies. Many of these competitors have significantly greater financial, technical and marketing resources and greater name recognition than the Company. In addition, the Company competes with its customers' internal resources, particularly when these resources represent a fixed cost to the customer. Such competition may impose additional pricing pressures on the Company. See "Risk Factors -- Competition."

     Subject to this competitive environment, the Company competes on the basis of: (i) the depth and breadth of services and products offered; (ii) the ability to integrate IT and communications systems as the related technologies continue to converge; (iii) its reputation for providing superior customer service; and
(iv) the number and strength of customer relationships.

INTELLECTUAL PROPERTY RIGHTS

     The Company relies upon a combination of nondisclosure and other contractual arrangements with certain key employees, and trade secret, copyright and trademark laws to protect its proprietary rights and the proprietary rights of third parties from whom the Company licenses intellectual property. Norstan enters into confidentiality agreements with certain of its employees and limits the distribution of proprietary information. See "Risk Factors -- Limited Protection of Intellectual Property Rights."

GOVERNMENT REGULATION

     Except for the sale of long distance service, the Company is not subject to any government regulations that have a material impact on its operations. Effective May 1, 1992, the Company became a direct reseller of long distance network services and accordingly became subject to certain state tariff regulations throughout the United States. The Company is currently registered and certified to provide interstate services in all 50 states and intrastate services in 47 states. The Company is also subject to FCC regulations, which require the filing of federal tariffs.

PROPERTIES

     The executive offices of the Company are located in Plymouth, Minnesota, where the Company leases approximately 53,400 square feet of office space. The Company expects to move into new headquarters located in Hopkins, Minnesota in the quarter ending October 31, 1998. The Company leases approximately 165,000 square feet of office space in this new location. The Company also has area headquarters in Brecksville, Ohio, and Phoenix, Arizona, where the Company leases approximately 61,250 and 34,400 square feet of office space, respectively. In addition to the space above, the Company leases sales and service offices in 47 other cities within the United States. In Canada, the Company leases approximately 30,400 square feet of office space in North York, Ontario, which serves as its Canadian headquarters. The Company also leases sales and service offices in seven other cities within the Canadian provinces of Alberta, Manitoba, Ontario, Quebec and British Columbia. The Company believes that the above-mentioned facilities are adequate and suitable for its current needs.

LEGAL PROCEEDINGS

     The Company is involved in legal actions in the ordinary course of its business. Although the outcomes of any such legal actions cannot be predicted, in the opinion of management there is no legal proceeding pending against or involving the Company for which the outcome is likely to have a material adverse effect upon the business, operating results and financial condition of the Company.

                                   MANAGEMENT

     The following table sets forth certain information with respect to the Company's executive officers and directors:

                NAME                     AGE               POSITIONS WITH THE COMPANY
Paul Baszucki........................    58     Chairman of the Board of Directors and Director
David R. Richard.....................    56     President, Chief Executive Officer and Director
Richard Cohen........................    54     Vice Chairman of the Board of Directors and
                                                Director
Kenneth S. MacKenzie.................    57     Executive Vice President and Chief Financial
                                                Officer
Kevin E. Paulsen.....................    43     Executive Vice President of Global Services
James J. Radabaugh...................    51     Executive Vice President of Communications
                                                Solutions
Roger D. Van Beusekom................    59     Executive Vice President of Financial Services
Constance M. Levi....................    58     Director
Gerald D. Pint.......................    62     Director
Dr. Jagdish N. Sheth.................    59     Director
Herbert F. Trader....................    61     Director

     Paul Baszucki has been Chairman of the Board of Directors of the Company since May 1997 and has served as a director since 1975. He was Chief Executive Officer of the Company from 1986 to May 1997. Mr. Baszucki was Co-Chairman of the Board of Directors of the Company from June 1995 to May 1997 and Vice Chairman of the Board of Directors of the Company from 1987 to June 1995. He served as President and Chief Operating Officer of the Company from 1984 to 1987. Prior to 1984, Mr. Baszucki was Chief Executive Officer of Norstan Communications. Mr. Baszucki is also a director of Washington Scientific Industries and G & K Services.

     David R. Richard has been President and Chief Executive Officer of the Company since May 1997 and has served as a director since September 1997. From January 1996 to May 1997, Mr. Richard served as General Manager of Services for IBM North America, and from April 1992 to January 1996, he was General Manager of the Southwestern Area for IBM.

     Richard Cohen has been Vice Chairman of the Board of Directors of the Company since 1984 and has served as a director since 1971. Mr. Cohen served as Treasurer of the Company from 1971 to June 1997 and Chief Financial Officer of the Company from May 1991 to June 1997.

     Kenneth S. MacKenzie has been Executive Vice President and Chief Financial Officer of the Company since June 1997. From March 1996 to June 1997, Mr. MacKenzie served as Vice President of Strategic Alliances of Manpower, an employment services organization. From December 1995 to March 1996, Mr. MacKenzie was employed as Vice President of McKesson Drug, a distributor of drugs and toiletries. From December 1994 to December 1995, he was Director of Managed Services of Manpower. From August 1992 to December 1994, Mr. MacKenzie was General Manager of Tascor, an outsourcing services organization. From April 1990 to August 1992, he was Chief Financial Officer of Eduquest, an IBM educational business unit.

     Kevin E. Paulsen has served as Executive Vice President of Global Services since August 1997. From 1977 to 1997, Mr. Paulsen was employed by IBM. During the period from August 1996 to August 1997, Mr. Paulsen served as Vice President of Integration Services of IBM Global Services for IBM's Midwestern Area. From January 1995 to July 1996, Mr. Paulsen was Director of Integration Services for the Texas and Louisiana territories of IBM Global Services. During 1994, he was Business Operations Executive for Consulting and Systems Integration for IBM's Southwestern Area. During 1993, Mr. Paulsen was Business Unit Executive for IBM's Consulting Services for Texas general business accounts, and from January 1991 through December 1992, Mr. Paulsen was the Business Planning Manager for IBM's Southwestern Area.

     James J. Radabaugh has been the Executive Vice President of Communications Solutions since May 1996. Mr. Radabaugh has been employed by Norstan since 1990, serving in a variety of capacities, including operations, customer services and field support. Prior to 1990, Mr. Radabaugh was employed by ROLM Corporation in various management positions.

     Roger D. Van Beusekom has been an Executive Vice President of Financial Services since February 1996. From May 1994 to February 1996, he was Executive Vice President and General Manager of Norstan Financial Services. From August 1986 to May 1994, he was President of Norstan Financial Services.

     Constance M. Levi has served as a director since 1993. She was President of the Greater Minneapolis Chamber of Commerce from August 1988 until her retirement in 1994. She is a Trustee of the Lutheran Brotherhood Family of Funds. She was formerly the chairperson of Hamline University Board, Chair of the Ethics Division of the Amdahl Commission and Majority Leader of the Minnesota House of Representatives. She is or has been a director or member of numerous governmental, public service, and nonprofit boards and organizations.

     Gerald D. Pint has served as a director since 1983. Since 1993 he has been a telecommunications consultant. He was the Group Vice President for the Telecom Systems Group of 3M from 1989 until his retirement from 3M in 1993. He was Group Vice President for Electro Telecommunications Group of 3M from 1982 to 1989. Mr. Pint is also a director of Inventronics and Communications Systems.

     Dr. Jagdish N. Sheth has served as a director since 1995. He has been the Charles H. Kellstadt Professor of Marketing at Emory University's Goizueta Business School since 1991. Prior to his present position, he was the Robert E. Brooker Professor of Marketing at the University of Southern California, the Walter H. Stellner Distinguished Professor of Marketing at the University of Illinois, and served on the faculty of Columbia University as well as of the Massachusetts Institute of Technology. Dr. Sheth is nationally and internationally known for his scholarly contributions in the areas of marketing, customer satisfaction, global competition and strategic thinking.

     Herbert F. Trader has served as a director since 1983. Mr. Trader has been a consultant specializing in international marketing and management and in telecommunication-delivered computer services since 1995. Mr. Trader was Vice President and Director, International Programs of William C. Norris Institute, a nonprofit corporation which promotes the use of computer technology to enhance education and information exchange on an international level, from 1991 to 1995. From 1987 until his retirement in 1991, he was Vice President, Training and Education Group, for Control Data Corporation, a computer company. He was President of the Business Development Group for Control Data Corporation from 1985 to 1987. Mr. Trader is also a director of Jump-Tech.

     The Company's executive officers are appointed annually by, and serve at the discretion of, the Board of Directors. Each executive officer is a full-time employee of the Company. The Board of Directors currently consists of seven members who are elected at each annual shareholders' meeting.

                              SELLING SHAREHOLDERS

     The following table sets forth the number of shares of Common Stock owned by each Selling Shareholder as of the date hereof and after giving effect to this offering. The Company will not receive any proceeds from the sale of Common Stock by the Selling Shareholders. Except where otherwise noted, each person in the following table has, to the knowledge of the Company, sole voting and investment power with respect to the shares beneficially owned.

                                                      SHARES BENEFICIALLY                  SHARES BENEFICIALLY
                                                         OWNED PRIOR TO       SHARES TO        OWNED AFTER
                                                        THE OFFERING(1)        BE SOLD       THE OFFERING(1)
                                                      --------------------     IN THE      --------------------
                       NAME                            NUMBER     PERCENT     OFFERING      NUMBER     PERCENT
Dennis Graham.....................................    134,209       1.3%       50,000       84,209         *
Nellrose Elliott-Graham...........................    134,362       1.3        30,000      104,362         *
June Simpson Elliott..............................     38,389         *         7,000       31,389         *
Robert James Elliott..............................     38,389         *         7,000       31,389         *

---------------
 *  Less than 1%.

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission (the "Commission") and generally includes voting or investment power with respect to securities. Shares of Common Stock subject to options, warrants and convertible securities currently exercisable or convertible, or exercisable or convertible within 60 days, are deemed outstanding, including for purposes of computing the percentage ownership of the person holding such option, warrant or convertible security, but not for purposes of computing the percentage of any other holder.

                                  UNDERWRITING

     Subject to the terms and conditions of an Underwriting Agreement dated
               , 1998 (the "Underwriting Agreement"), the underwriters named below (the "Underwriters"), who are represented by Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") and Robert W. Baird & Co. Incorporated (the "Representatives"), have severally agreed to purchase from the Company and the Selling Shareholders the respective number of shares of Common Stock set forth opposite their names below:

                                                                NUMBER OF
                        UNDERWRITERS                             SHARES
Donaldson, Lufkin & Jenrette Securities Corporation.........
Robert W. Baird & Co. Incorporated..........................
                                                                ---------
     Total..................................................    2,200,000
                                                                =========

     The Underwriting Agreement provides that the obligations of the several Underwriters to purchase and accept delivery of the shares of Common Stock offered hereby are subject to approval by their counsel of certain legal matters and to certain other conditions. The Underwriters are obligated to purchase and accept delivery of all shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any are purchased.

     The Underwriters initially propose to offer the shares of Common Stock in part directly to the public at the offering price set forth on the cover page of this Prospectus and in part to certain dealers (including the Underwriters) at
such price less a concession not in excess of $     per share. The Underwriters
may allow, and such dealers may re-allow, to certain other dealers a concession
not in excess of $     per share. After this offering, the offering price and
other selling terms may be changed by the Representatives at any time without notice.

     The Company has granted to the Underwriters an option, exercisable within 30 days after the date of this Prospectus, to purchase from time to time, in whole or in part, up to an aggregate of 330,000 additional shares of Common Stock at the public offering price less underwriting discounts and commissions. The Underwriters may exercise such option solely to cover over-allotments, if any, made in connection with this offering. To the extent that the Underwriters exercise such option, each Underwriter will become obligated, subject to certain conditions, to purchase its pro rata portion of such additional shares based on such Underwriter's percentage underwriting commitment as indicated in the preceding table.

     The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain civil liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

     The Company, its executive officers and directors, and certain shareholders of the Company (including the Selling Shareholders) have agreed subject to certain exceptions, not to: (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock; or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any Common Stock (regardless of whether any of the transactions described in clause (i) or (ii)is to be settled by the delivery of Common Stock, or such other securities, in cash or otherwise) for a period of 90 days after the date of this Prospectus without the prior written consent of DLJ. In addition, during such period, the Company has also agreed not to file any registration statement with respect to, and each of its executive officers, directors and certain stockholders of the Company (including the Selling Shareholders) has agreed not to make any demand for, or exercise any right with respect to, the registration of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock without DLJ's prior written consent.

     Other than in the United States, no action has been taken by the Company, the Selling Shareholders or the Underwriters that would permit a public offering of the shares of Common Stock offered hereby in any jurisdiction where action for that purpose is required. The shares of Common Stock offered hereby may not be offered or sold, directly or indirectly, nor may this Prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares of Common Stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of such jurisdiction. Persons into whose possession this Prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering of the Common Stock and the distribution of this Prospectus. This Prospectus does not constitute an offer to sell or a solicitation of any offer to buy any shares of Common Stock offered hereby in any jurisdiction in which such an offer or a solicitation is unlawful.

     The Underwriters and dealers may engage in passive market making transactions in the Common Stock in accordance with Rule 103 of Regulation M promulgated by the Commission. In general, a passive market maker may not bid for or purchase shares of Common Stock at a price that exceeds the highest independent bid. In addition, the net daily purchases made by any passive market maker generally may not exceed 30% of its average daily trading volume in the Common Stock during a specified two-month prior period, or 200 shares, whichever is greater. A passive market maker must identify passive market making bids as such on the Nasdaq electronic inter-dealer reporting system. Passive market making may stabilize or maintain the market price of the Common Stock above independent market levels. Underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

     In connection with this offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may overallot this offering, creating a syndicate short position. In addition, the Underwriters may bid for and purchase shares of Common Stock in the open market to cover syndicate short positions or to stabilize the price of the Common Stock. These activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities and may end any of these activities at any time.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission are incorporated in this Prospectus by reference and made a part hereof:

          (i) the Company's Annual Report on Form 10-K for the fiscal year ended April 30, 1998; and

          (ii) the description of the Common Stock contained in its Registration Statement on Form 8-A filed pursuant to Section 12 of the Exchange Act (and all amendments thereto and reports filed for the purpose of updating such description).

     All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), subsequent to the date of this Prospectus and prior to the termination of the offering described herein, shall be deemed to be incorporated by reference in this Prospectus from the respective dates those documents are filed. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom a copy of this Prospectus has been delivered, on the written or oral request of such person, a copy of any or all of the documents referred to above which have been, or may be, incorporated in this Prospectus by reference, other than exhibits to such documents. Request for such copies should be directed to Mr. John Nardecchia, Norstan, Inc., 6900 Wedgwood Road, Suite 150, Maple Grove, Minnesota 55311, (612) 420-1186.

                             AVAILABLE INFORMATION

     This Prospectus is part of a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") which the Company has filed with the Commission under the Securities Act relating to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to herein are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

     The Company is subject to the informational reporting requirements of the Exchange Act and in accordance therewith files reports, proxy and information statements and other information with the Commission. Such reports, proxy and information statements and other information as well as the Registration Statement and Exhibits of which this Prospectus is a part filed by the Company may be inspected and copied at the public reference facilities of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549, as well as at the following Regional Offices: 7 World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Commission by mail at prescribed rates. Requests should be directed to the Commission's Public Reference Section, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549. Material filed by the Company can also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street N.W., Washington, D.C. 20006. The Company is an electronic filer with the Commission pursuant to and within the meaning of Rules 101 and 901 of Regulation S-T. The Commission maintains a site on the World Wide Web that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's site is: http://www.sec.gov.

                                 LEGAL MATTERS

     The legality of the issuance of the shares offered hereby will be passed upon for the Company by Maslon Edelman Borman & Brand, LLP, Minneapolis, Minnesota. Certain legal matters will be passed upon for the Underwriters by Sachnoff & Weaver, Ltd., Chicago, Illinois.

                                    EXPERTS

     The consolidated financial statements of Norstan, Inc. as of April 30, 1997 and 1998 and for each of the three years in the period ended April 30, 1998 included in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                PAGE
CONSOLIDATED FINANCIAL STATEMENTS:
Report of Independent Public Accountants....................    F-2
Consolidated Statements of Operations for the years ended
  April 30, 1996, 1997 and 1998.............................    F-3
Consolidated Balance Sheets as of April 30, 1997 and 1998...    F-4
Consolidated Statements of Shareholders' Equity for the
  years ended April 30, 1996, 1997 and 1998.................    F-5
Consolidated Statements of Cash Flows for the years ended
  April 30, 1996, 1997 and 1998.............................    F-6
Notes to Consolidated Financial Statements..................    F-7

FINANCIAL STATEMENT SCHEDULES:

     All schedules have been omitted as not required, not applicable or because the information to be presented is included in the consolidated financial statements and related notes.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Norstan, Inc.:

     We have audited the accompanying consolidated balance sheets of Norstan, Inc. (a Minnesota corporation) and Subsidiaries as of April 30, 1997 and 1998, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended April 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Norstan, Inc. and Subsidiaries as of April 30, 1997 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended April 30, 1998 in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Minneapolis, Minnesota,
June 12, 1998

                         NORSTAN, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                  YEARS ENDED APRIL 30,
                                                              ------------------------------
                                                                1996       1997       1998
REVENUES
  Global Services
     IT Consulting Services.................................  $ 14,426   $ 54,467   $ 92,746
     Communications Services................................   121,971    131,596    127,197
                                                              --------   --------   --------
       Total Global Services................................   136,397    186,063    219,943
  Communications Solutions..................................   179,332    205,983    228,979
  Financial Services........................................     5,635      6,029      7,443
                                                              --------   --------   --------
     Total revenues.........................................   321,364    398,075    456,365
                                                              --------   --------   --------
COST OF SALES
  Global Services
     IT Consulting Services.................................    11,000     43,315     66,457
     Communications Services................................    86,669     93,880     89,550
                                                              --------   --------   --------
       Total Global Services................................    97,669    137,195    156,007
  Communications Solutions..................................   130,090    150,204    168,965
  Financial Services........................................     2,221      2,160      2,444
                                                              --------   --------   --------
     Total cost of sales....................................   229,980    289,559    327,416
                                                              --------   --------   --------
GROSS MARGIN................................................    91,384    108,516    128,949
  Selling, general and administrative expenses..............    75,973     89,311    103,709
  Restructuring charge......................................        --         --     14,667
                                                              --------   --------   --------
OPERATING INCOME............................................    15,411     19,205     10,573
  Interest expense..........................................    (1,351)    (1,866)    (3,909)
  Interest and other income (expense), net..................        89        (22)       (18)
                                                              --------   --------   --------
INCOME BEFORE PROVISION FOR INCOME TAXES....................    14,149     17,317      6,646
  Provision for income taxes................................     5,660      7,100      2,791
                                                              --------   --------   --------
NET INCOME..................................................  $  8,489   $ 10,217   $  3,855
                                                              ========   ========   ========
NET INCOME PER SHARE -- BASIC...............................  $   1.00   $   1.12   $   0.40
                                                              ========   ========   ========
NET INCOME PER SHARE -- DILUTED.............................  $   0.94   $   1.08   $   0.39
                                                              ========   ========   ========
WEIGHTED AVERAGE SHARES -- BASIC............................     8,526      9,140      9,719
                                                              ========   ========   ========
WEIGHTED AVERAGE SHARES -- DILUTED..........................     8,985      9,418      9,917
                                                              ========   ========   ========

  The accompanying notes are an integral part of these consolidated financial statements.

                         NORSTAN, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                  AS OF APRIL 30,
                                                                --------------------
                                                                  1997        1998
                                       ASSETS
CURRENT ASSETS
  Cash......................................................    $  5,147    $  1,869
  Accounts receivable, net of allowances for doubtful
    accounts of $1,783 and $1,171...........................      76,027      97,206
  Current lease receivables.................................      19,595      18,751
  Inventories...............................................       7,636      10,008
  Costs and estimated earnings in excess of billings of
    $11,948 and $17,335.....................................      11,556      19,091
  Deferred income tax benefits..............................       3,954       2,488
  Prepaid expenses, deposits and other......................       2,925       8,108
                                                                --------    --------
         Total current assets...............................     126,840     157,521
                                                                --------    --------
PROPERTY AND EQUIPMENT
  Machinery and equipment...................................      93,895      75,712
  Less -- accumulated depreciation and amortization.........     (48,409)    (37,713)
                                                                --------    --------
    Net property and equipment..............................      45,486      37,999
                                                                --------    --------
OTHER ASSETS
  Goodwill, net of accumulated amortization of $5,443 and
    $7,979..................................................      21,264      43,206
  Lease receivables, net of current portion.................      29,775      34,998
  Other.....................................................         808       1,884
                                                                --------    --------
         Total other assets.................................      51,847      80,088
                                                                --------    --------
                                                                $224,173    $275,608
                                                                ========    ========
                        LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Current maturities of long-term debt......................    $    389    $  3,257
  Current maturities of discounted lease rentals............      13,878      14,758
  Accounts payable..........................................      24,486      24,135
  Deferred revenue..........................................      18,680      19,953
  Accrued liabilities
    Salaries and wages......................................      13,065      15,123
    Warranty costs..........................................       2,348       1,776
    Other liabilities.......................................      10,721      10,509
  Billings in excess of costs and estimated earnings of
    $12,829 and $16,390.....................................       5,789       9,442
                                                                --------    --------
         Total current liabilities..........................      89,356      98,953
LONG-TERM DEBT, net of current maturities...................      18,284      52,440
DISCOUNTED LEASE RENTALS, net of current maturities.........      24,043      20,883
DEFERRED INCOME TAXES.......................................       8,120       5,661
                                                                --------    --------
COMMITMENTS AND CONTINGENCIES (NOTES 3 AND 11)
SHAREHOLDERS' EQUITY
  Common stock -- $.10 par value; 40,000,000 authorized
    shares; 9,387,458 and 9,963,716 shares issued and
    outstanding.............................................         939         996
  Capital in excess of par value............................      34,556      44,741
  Retained earnings.........................................      50,192      54,048
  Unamortized cost of stock.................................        (142)       (641)
  Foreign currency translation adjustments..................      (1,175)     (1,473)
                                                                --------    --------
         Total shareholders' equity.........................      84,370      97,671
                                                                --------    --------
                                                                $224,173    $275,608
                                                                ========    ========

   The accompanying notes are an integral part of these consolidated balance sheets.

                         NORSTAN, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                  COMMON STOCK                                                 FOREIGN
                              --------------------   CAPITAL IN                               CURRENCY
                                SHARES               EXCESS OF    RETAINED    UNAMORTIZED    TRANSACTION
                              OUTSTANDING   AMOUNT   PAR VALUE    EARNINGS   COST OF STOCK   ADJUSTMENTS    TOTAL
BALANCE, APRIL 30, 1995.....     4,215       $422     $26,031     $31,486        $(149)        $  (806)    $56,984
  Stock issued for employee
    benefit plans...........       144         14       2,024          --           55              --       2,093
  Foreign currency
    translation
    adjustments.............        --         --          --          --           --             (49)        (49)
  Effect of two-for-one
    stock split.............     4,359        436        (436)         --           --              --          --
  Net income................        --         --          --       8,489           --              --       8,489
                                 -----       ----     -------     -------        -----         -------     -------
BALANCE, APRIL 30, 1996.....     8,718        872      27,619      39,975          (94)           (855)     67,517
  Stock issued for employee
    benefit plans...........       531         53       4,951          --          (48)             --       4,956
  Stock issued for
    acquisition.............       138         14       1,986          --           --              --       2,000
  Foreign currency
    translation
    adjustments.............        --         --          --          --           --            (320)       (320)
  Net income................        --         --          --      10,217           --              --      10,217
                                 -----       ----     -------     -------        -----         -------     -------
BALANCE, APRIL 30, 1997.....     9,387        939      34,556      50,192         (142)         (1,175)     84,370
  Stock issued for employee
    benefit plans...........       258         25       3,892           1         (499)             --       3,419
  Stock issued for
    acquisition.............       319         32       6,293          --           --              --       6,325
  Foreign currency
    translation
    adjustments.............        --         --          --          --           --            (298)       (298)
  Net income................        --         --          --       3,855           --              --       3,855
                                 -----       ----     -------     -------        -----         -------     -------
BALANCE, APRIL 30, 1998.....     9,964       $996     $44,741     $54,048        $(641)        $(1,473)    $97,671
                                 =====       ====     =======     =======        =====         =======     =======

  The accompanying notes are an integral part of these consolidated financial statements.

                         NORSTAN, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                 YEARS ENDED APRIL 30,
                                                          -----------------------------------
                                                            1996         1997         1998
OPERATING ACTIVITIES
  Net income............................................  $   8,489    $  10,217    $   3,855
  Adjustments to reconcile net income to net cash
     provided by operating activities:
     Restructuring charge...............................         --           --       14,667
     Depreciation and amortization......................     12,517       16,964       21,115
     Deferred income taxes..............................       (465)         (45)       1,944
     Changes in operating items, net of acquisition
       effects:
       Accounts receivable..............................     (3,961)     (16,319)     (18,803)
       Inventories......................................        167        3,532       (2,397)
       Costs and estimated earnings in excess of
          billings......................................      5,715       (6,371)      (7,584)
       Prepaid expenses, deposits and other.............       (111)        (386)         498
       Accounts payable.................................     (1,403)       7,047         (745)
       Deferred revenue.................................      2,815          468        1,291
       Accrued liabilities..............................      1,252        2,514       (5,823)
       Income taxes payable/receivable..................        510         (144)      (6,136)
       Billings in excess of costs and estimated
          earnings......................................      2,445        1,223        3,665
                                                          ---------    ---------    ---------
          Net cash provided by operating activities.....     27,970       18,700        5,547
                                                          ---------    ---------    ---------
INVESTING ACTIVITIES
  Additions to property and equipment, net..............    (14,385)     (24,219)     (19,873)
  Cash paid for acquisitions, net of cash acquired......         --      (11,794)     (20,450)
  Investment in lease contracts.........................    (17,622)     (31,545)     (28,049)
  Collections from lease contracts......................     18,240       21,949       23,589
  Other, net............................................       (178)         314         (124)
                                                          ---------    ---------    ---------
     Net cash used for investing activities.............    (13,945)     (45,295)     (44,907)
                                                          ---------    ---------    ---------
FINANCING ACTIVITIES
  Repayment of debt assumed in acquisition..............         --       (1,743)      (2,013)
  Borrowings on long-term debt..........................    112,435      227,820      290,181
  Repayments of long-term debt..........................   (128,993)    (210,161)    (253,102)
  Borrowings on discounted lease rentals................     13,173       22,396       13,472
  Repayments of discounted lease rentals................    (12,767)     (12,583)     (15,717)
  Proceeds from sale of common stock....................      1,615        3,017        2,868
  Tax benefits from shares issued to employees..........        340        1,869          385
                                                          ---------    ---------    ---------
     Net cash provided by (used for) financing
       activities.......................................    (14,197)      30,615       36,074
                                                          ---------    ---------    ---------
EFFECT OF EXCHANGE RATE CHANGES ON CASH.................         (3)          (6)           8
                                                          ---------    ---------    ---------
NET INCREASE (DECREASE) IN CASH.........................       (175)       4,014       (3,278)
CASH, BEGINNING OF YEAR.................................      1,308        1,133        5,147
                                                          ---------    ---------    ---------
CASH, END OF YEAR.......................................  $   1,133    $   5,147    $   1,869
                                                          =========    =========    =========

  The accompanying notes are an integral part of these consolidated financial statements.

                         NORSTAN, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- NATURE OF BUSINESS:

     Norstan is a technology services company providing information technology ("IT") and communications systems solutions to over 18,000 customers in the United States, Canada and England. Norstan, Inc. ("Norstan" or the "Company") manages the operations of its subsidiaries, Norstan Communications, Inc. ("NCI"), Norstan Canada Inc. ("NCDA"), Connect Computer Company ("Connect"), Vadini, Inc. (d/b/a PRIMA Consulting, Inc.) ("PRIMA"), Connaissance Consulting, LLC ("Connaissance"), Norstan Financial Services, Inc. ("NFS"), Norstan Network Services, Inc. ("NNS"), Norstan Network Services, Inc. of New Hampshire, Norstan International, Inc. ("NII") and Norstan-UK Limited. The Company is headquartered in Minneapolis, Minnesota, with sales and service offices in 68 locations in the United States and Canada. The Company provides IT consulting and communications services, communications and technology products and competitive financing through its three operating units, Global Services, Communications Solutions and Financial Services. Through strategic partnerships and acquisitions, the Company has become a single-source provider for its customers' integrated voice, video and data network solutions.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  Principles of Consolidation:

     The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

  Use of Estimates:

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the periods presented. Estimates are used for such items as allowances for doubtful accounts, inventory reserves, depreciable lives of property and equipment, warranty reserves and others. Ultimate results could differ from those estimates.

  Revenue Recognition:

     Global Services' revenues from IT consulting, application development and systems integration are recognized as services are provided. Revenues from maintenance service contracts, moves, adds, and changes, resale of long distance services, and network integration services, are also recognized as the services are provided. Communications Solutions' revenues from the sale and installation of products and systems are recognized under the percentage-of-completion method of accounting for long-term contracts, while revenues generated from the secondary equipment market are recognized upon performance of contractual obligations, which is generally upon installation or shipment. Financial Services' revenues are recognized over the life of the related lease receivables using the effective interest method. In addition, Norstan grants credit to customers and generally does not require collateral or any other security to support amounts due, other than equipment originally leased.

  Fair Value of Financial Instruments:

     Fair values of long-term obligations, lease receivables and trade receivables were estimated at their carrying values at April 30, 1997 and 1998, and were estimated in accordance with the requirements of Statement of Financial Accounting Standards ("SFAS") No. 107, "Disclosures about Fair Value of Financial Instruments."

                         NORSTAN, INC. AND SUBSIDIARIES

  Inventories:

     Inventories include purchased parts and equipment and are stated at the lower of cost, determined on a first-in, first-out basis, or realizable market value.

  Property and Equipment:

     Property and equipment are stated at cost and include expenditures that increase the useful lives of existing property and equipment. Maintenance, repairs and minor renewals are charged to operations as incurred. Generally, when property and equipment are disposed of, the related cost and accumulated depreciation are removed from the respective accounts and any gain or loss is reflected in the results of operations. For capitalized telecommunications equipment used as spare parts, the composite depreciation method is used whereby the cost of property retired less any salvage value is charged against accumulated depreciation and no gain or loss is recognized. The net book value of capitalized telecommunications equipment was $16,605,000 and $6,410,000 as of April 30, 1997 and 1998, respectively (see Note 3). Machinery and equipment is depreciated over the estimated useful lives of two to ten years under the straight-line method for financial reporting purposes. Accelerated methods of depreciation are used for income tax reporting. In the event that facts and circumstances indicate that the carrying amount of property may not be recoverable, an evaluation would be performed using such factors as recent operating results, projected cash flows and management's plans for future operations.

  Goodwill:

     Goodwill is being amortized on a straight-line basis over 15-20 years. The Company periodically evaluates whether events or circumstances have occurred that may indicate that the remaining estimated useful lives may warrant revision or that the remaining goodwill balance may not be fully recoverable. In the event that factors indicate that the goodwill in question should be evaluated for possible impairment, a determination of the overall recoverability would be made.

  Foreign Currency:

     For the Company's foreign operations, assets and liabilities are translated at year-end exchange rates, and revenues and expenses are translated at average exchange rates prevailing during the year. Translation adjustments are recorded as a separate component of shareholders' equity.

  Income Taxes:

     Deferred income taxes are provided for differences between the financial reporting basis and tax basis of the Company's assets and liabilities at currently enacted tax rates.

  Earnings Per Share Data and Stock Split:

     In the fiscal year ended April 30, 1998, the Company adopted SFAS No. 128 "Earnings per Share," which requires disclosure of basic earnings per share ("EPS") and diluted EPS, which replaces the existing primary EPS and fully diluted EPS, as defined by Accounting Principles Board ("APB") Opinion No. 15. Basic EPS is computed by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted EPS is computed similarly to EPS as previously reported provided that, when applying the treasury stock method to common equivalent shares, the Company must use its average share price for the period rather than the more dilutive greater of the average share price or end-of-period share price required by APB Opinion No. 15.

                         NORSTAN, INC. AND SUBSIDIARIES

     As a result of the adoption of SFAS No. 128, the Company's reported earnings per share for all prior periods were restated. The effect of this accounting change on reported EPS data is as follows:

                                                                 YEARS ENDED
                                                                  APRIL 30,
                                                              -----------------
                                                              1996        1997
Primary EPS as reported.....................................  $0.94       $1.08
Effect of SFAS No. 128......................................   0.06        0.04
                                                              -----       -----
Basic EPS as restated.......................................  $1.00       $1.12
                                                              =====       =====
Fully diluted EPS as reported...............................  $0.94       $1.08
Effect of SFAS No. 128......................................     --          --
                                                              -----       -----
Diluted EPS as restated.....................................  $0.94       $1.08
                                                              =====       =====

     A reconciliation of EPS calculations under SFAS No. 128 is as follows (in thousands, except per share amounts):

                                                                YEARS ENDED APRIL 30,
                                                              -------------------------
                                                               1996     1997      1998
Net income..................................................  $8,489   $10,217   $3,855
                                                              ======   =======   ======
Weighted average common shares outstanding -- Basic.........   8,526     9,140    9,719
Effect of dilutive securities:
  Stock option plans........................................     452       269      196
  Employee stock purchase plan..............................       7         9        2
                                                              ------   -------   ------
     Weighted average common shares outstanding --Diluted...   8,985     9,418    9,917
                                                              ======   =======   ======
Net income per share -- Basic...............................  $ 1.00   $  1.12   $ 0.40
                                                              ======   =======   ======
Net income per share -- Diluted.............................  $ 0.94   $  1.08   $ 0.39
                                                              ======   =======   ======

     On June 20, 1996, the Company's Board of Directors approved a two-for-one stock split effected in the form of a stock dividend. The stock split has been retroactively reflected in the accompanying consolidated financial statements and related notes. All share and per share data have been restated to reflect the stock split.

  Supplemental Cash Flow Information:

     Supplemental disclosure of cash flow information is as follows (in thousands):

                                                               YEARS ENDED APRIL 30,
                                                              ------------------------
                                                               1996     1997     1998
Cash paid for:
  Interest..................................................  $3,608   $3,996   $6,457
  Income taxes..............................................   5,218    4,995    5,545
Non-cash investing and financing activities:
  Stock issued for acquisitions.............................  $   --   $2,000   $6,325
  Earnout and noncompete agreements related to
     acquisitions...........................................  $   --   $2,667   $2,333

                         NORSTAN, INC. AND SUBSIDIARIES

  Recently Issued Accounting Standards:

     In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130, establishes requirements for disclosure of comprehensive income and becomes effective for the Company's fiscal year ended April 30, 1999. Reclassification of earlier financial statements for comparative purposes is required. The Company believes SFAS No. 130 will not have a significant impact on the Company's financial statements.

     The Company adopted Statement of Position ("SOP") 98-1, "Accounting for Costs of Computer Software Developed or Obtained for Internal Use," effective May 1, 1997. The SOP requires the Company to capitalize certain costs incurred in connection with developing or obtaining internal-use software. The Company capitalized approximately $6.0 million of costs associated with internal-use software developed or obtained during fiscal year 1998.

NOTE 3 -- RESTRUCTURING:

     During fiscal year 1998, the Company recorded a restructuring charge of $14.7 million in connection with management's plan to reduce costs, consolidate and reorganize operations, and improve operating efficiencies. Restructuring efforts focused primarily on the following: (i) consolidation of seven semi-autonomous geographic sales and service organizations into a single, more focused sales and operations organization; (ii) the consolidation of 36 warehouses and parts locations into three strategically located distribution centers; and (iii) the reorganization and integration of the IT consulting services operations, including the Norstan Call Center Solutions Group, Connect, and PRIMA into a single, customer-focused organization. The restructuring charge relates primarily to the write-down of certain assets to their fair market values ($12.2 million), severance and employee benefit costs ($1.2 million), and lease termination costs ($1.3 million).

NOTE 4 -- ACQUISITIONS:

     On June 4, 1996, the Company acquired Connect in a transaction accounted for under the purchase method. Connect is a provider of consulting, design and implementation services for local and wide area networks, Internets and intranets, client/server applications and workgroup computing. The acquisition consideration totaled approximately $15.0 million, consisting of $12.0 million in cash, $2.0 million of Norstan Common Stock and $1.0 million payable to certain members of Connect management under non-compete agreements. In addition, the Company agreed to pay up to $4.0 million in contingent consideration over a three-year period ending April 30, 1999, if certain financial performance targets are achieved (as of April 30, 1998, $2.0 million of such consideration had been paid and the remaining $2.0 million has been earned and accrued). This transaction resulted in the recording of $18.4 million in goodwill and other intangible assets, which are being amortized on a straight-line basis over 15 years and three years, respectively.

     On September 30, 1997, the Company acquired PRIMA in a transaction accounted for under the purchase method. PRIMA provides IT consulting services, including information systems planning and development, consulting and programming services for collaborative computing solutions and ERP integration services. The acquisition consideration totaled approximately $27.5 million, consisting of $19.5 million in cash, $6.3 million of Norstan Common Stock and $1.7 million paid to certain members of PRIMA management under non-compete agreements. In addition, the Company agreed to pay up to $3.5 million in contingent consideration over a three-year period ending April 30, 2000 if certain financial performance targets are achieved. This transaction resulted in the recording of $24.9 million in goodwill and other intangible assets, which are being amortized on a straight-line basis over 15 years and three years, respectively.

     Pro forma information for Connect and PRIMA in the year of acquisition has not been disclosed as such information was not materially different from the Company's results of operations.

                         NORSTAN, INC. AND SUBSIDIARIES

     In June 1998, the Company merged with Wordlink in a transaction accounted for under the pooling-of-interests method. Wordlink delivers network integration, groupware messaging, Internet/intranet/ e-commerce and education solutions to business clients operating in a multi-vendor network environment. The agreement calls for all shares of Wordlink common stock and all vested stock options issued and outstanding to be converted into approximately $10.3 million of Norstan common stock. All outstanding Wordlink unvested stock options were converted to the equivalent value of Norstan stock options. Wordlink's stockholders' equity and operating results were not material in relation to the Company's financial statements. As such, the Company will record the combination without restating prior periods' financial statements.

NOTE 5 -- LEASE RECEIVABLES:

     The Company provides financing for the Company's customers and has financed customer equipment purchases in the amounts of $17,622,000, $31,545,000, and $28,049,000 during fiscal years ended April 30, 1996, 1997 and 1998, respectively. Leases are primarily accounted for as sales-type leases for financial reporting purposes.

     The components of lease receivables outstanding are summarized as follows (in thousands):

                                                                AS OF APRIL 30,
                                                              -------------------
                                                                1997       1998
Gross lease receivables.....................................  $ 53,258   $ 58,136
Residual values.............................................     9,048      8,297
Less:
  Unearned income...........................................   (11,091)   (11,039)
  Allowance for financing losses............................    (1,845)    (1,645)
                                                              --------   --------
Total lease receivables - net...............................    49,370     53,749
Less -- current maturities..................................   (19,595)   (18,751)
                                                              --------   --------
Long-term lease receivables.................................  $ 29,775   $ 34,998
                                                              ========   ========

     The aggregate amount of gross lease receivables maturing in each of the five years following April 30, 1998 is as follows (in thousands):

                        YEARS ENDING
                         APRIL 30,                            AMOUNT
  1999......................................................  $22,654
  2000......................................................   16,666
  2001......................................................   10,500
  2002......................................................    5,709
  2003 and thereafter.......................................    2,607
                                                              -------
                                                              $58,136
                                                              =======

                         NORSTAN, INC. AND SUBSIDIARIES

NOTE 6 -- DEBT OBLIGATIONS:

  Long-Term Debt:

     Long-term debt consists of the following (in thousands):

                                                               AS OF APRIL 30,
                                                              -----------------
                                                               1997      1998
Bank financing:
  Revolving credit agreement................................  $ 6,920   $   385
  Certificates of deposit and commercial paper..............   11,000    52,000
Capital lease obligations and other long-term debt..........      753     3,312
                                                              -------   -------
Total long-term debt........................................   18,673    55,697
Less -- current maturities..................................     (389)   (3,257)
                                                              -------   -------
                                                              $18,284   $52,440
                                                              =======   =======

  Bank Financing:

     The Company has an $80.0 million unsecured revolving long-term credit agreement with certain banks. Up to $30.0 million of borrowings under this agreement may be in the form of commercial paper. In addition, up to $8.0 million and $6.0 million may be used to support the leasing activities of NFS and NCDA, respectively. Borrowings under this agreement are due May 31, 2001, and bear interest at the banks' reference rate (8.50% at April 30, 1998), except for LIBOR, CD and commercial paper based options, which generally bear interest at a rate lower than the banks' reference rate (5.9% to 6.7% at April 30, 1998). Total consolidated borrowings under this agreement at April 30, 1997 and 1998 were $17.9 million and $52.4 million. There were no borrowings on account of NFS or NCDA at April 30, 1997 and 1998. Annual commitment fees on the unused portions of the credit facility are 0.25%.

     Under the agreement, the Company is required to maintain minimum levels of EBITDA and certain other financial ratios. The Company has complied with or has obtained the appropriate waivers for such requirements as of April 30, 1998.

  Short-Term Borrowings:

     In addition to borrowing funds under its revolving credit agreement, the Company periodically borrows funds from banks on a short-term basis for working capital purposes. There were no short-term borrowings during 1998 and 1996. Short-term borrowing amounts during fiscal year 1997 were as follows:

Maximum amount outstanding during the year..................    $2,325,000
Average borrowings during the year..........................    $   29,600
Weighted average interest rates during the year.............          8.36%

NOTE 7 -- DISCOUNTED LEASE RENTALS:

     NFS and NCDA utilize their lease receivables and corresponding underlying equipment to borrow funds from financial institutions at fixed rates on a nonrecourse or recourse basis by discounting the stream of future lease payments. Proceeds from discounting are recorded on the consolidated balance sheet as discounted lease rentals. Interest rates on these credit agreements range from 6% to 10% and payments are generally due in varying monthly installments through August 2005.

                         NORSTAN, INC. AND SUBSIDIARIES

     Discounted lease rentals consisted of the following (in thousands):

                                                                  AS OF APRIL 30,
                                                                --------------------
                                                                  1997        1998
Nonrecourse borrowings......................................    $ 37,329    $ 35,635
Recourse borrowings.........................................         592           6
                                                                --------    --------
Total discounted lease rentals..............................      37,921      35,641
Less -- current maturities..................................     (13,878)    (14,758)
                                                                --------    --------
                                                                $ 24,043    $ 20,883
                                                                ========    ========

     Aggregate maturities of discounted lease rentals as of April 30, 1998 are as follows (in thousands):

                   YEARS ENDING APRIL 30,                       AMOUNT
1999........................................................    $14,758
2000........................................................      9,978
2001........................................................      6,438
2002........................................................      3,222
2003 and thereafter.........................................      1,245
                                                                -------
                                                                $35,641
                                                                =======

NOTE 8 -- INCOME TAXES:

     The domestic and foreign components of income before the provision for income taxes are as follows (in thousands):

                                                                 YEARS ENDED APRIL 30,
                                                              ----------------------------
                                                               1996       1997       1998
Domestic..................................................    $13,365    $16,215    $5,914
Foreign...................................................        784      1,102       732
                                                              -------    -------    ------
                                                              $14,149    $17,317    $6,646
                                                              =======    =======    ======

     The provision (benefit) for income taxes consisted of the following (in thousands):

                                                                  YEARS ENDED APRIL 30,
                                                                --------------------------
                                                                 1996      1997      1998
Current
  Domestic..................................................    $5,656    $7,361    $  410
  Foreign...................................................       469      (216)      437
                                                                ------    ------    ------
                                                                 6,125     7,145       847
                                                                ------    ------    ------
Deferred
  Domestic..................................................      (235)     (572)    2,840
  Foreign...................................................      (230)      527      (896)
                                                                ------    ------    ------
                                                                  (465)      (45)    1,944
                                                                ------    ------    ------
     Provision for income taxes.............................    $5,660    $7,100    $2,791
                                                                ======    ======    ======

                         NORSTAN, INC. AND SUBSIDIARIES

     The differences between the effective tax rate and income taxes computed using the federal statutory rate were as follows:

                                                                   YEARS ENDED APRIL 30,
                                                                  ------------------------
                                                                  1996      1997      1998
Federal statutory rate......................................       35%       35%       35%
State income taxes, net of federal tax benefit..............        4         5         5
Goodwill and other, net.....................................        1         1         2
                                                                   --        --        --
                                                                   40%       41%       42%
                                                                   ==        ==        ==

     The tax effects of significant temporary differences representing deferred tax assets and liabilities are as follows as of April 30 (in thousands):

                                                                  1997        1998
Accelerated depreciation....................................    $(30,613)   $(34,627)
Amortization of intangible assets...........................        (497)        146
Capital and operating leases................................      21,394      27,335
Long-term contract costs....................................        (147)       (753)
Inventory and warranty reserves.............................         891         480
Allowance for doubtful accounts.............................       1,470       1,116
Vacation reserves...........................................       1,226       1,016
Self insurance reserve......................................         578         457
Other, net..................................................       1,762       1,893
Valuation allowance.........................................        (230)       (236)
                                                                --------    --------
     Net deferred tax liabilities...........................    $ (4,166)   $ (3,173)
                                                                ========    ========

NOTE 9 -- STOCK OPTIONS AND STOCK PLANS:

     The 1986 Long-Term Incentive Plan of Norstan, Inc. ("1986 Plan") provided for the granting of non-qualified stock options, incentive stock options and restricted stock. The 1986 Plan, as amended in fiscal year 1994, provided for a maximum of 1,600,000 shares to be granted to key employees in the form of stock options or restricted stock. As of September 20, 1995, with the adoption of a successor plan, no additional grants will be issued under the 1986 Plan.

     The Norstan, Inc. 1995 Long-Term Incentive Plan ("1995 Plan") permits the granting of non-qualified stock options, incentive stock options, stock appreciation rights and restricted stock, providing for a maximum of 1,200,000 shares to be granted as performance awards and other stock-based awards. Stock options are granted at a price equal to the market price on the date of grant, and are generally exercisable at 20%-25% per year and expire after ten years. At April 30, 1998, 298,500 shares were available for future grants. During June 1998, the Company granted 535,500 stock options of which approximately 244,000 are contingent upon future shareholder approval.

     The Restated Non-Employee Directors' Stock Plan ("Directors' Plan") provides for a maximum of 292,000 shares to be granted. As determined by the Board of Directors, options for 20,000 shares are to be granted to each non-employee director of the Company upon election and additional discretionary stock options may be amended upon board approval. These options are granted at a price equal to the market price on the date of grant, exercisable at 20% to 25% per year and expire after ten years. In addition, the Directors' Plan provides for the payment of an annual retainer to each non-employee director on the date of each annual meeting of shareholders. As of April 30, 1998, 14,440 shares had been issued as annual retainers and 92,060 shares were available for future grant/payment under the Directors' Plan.

                         NORSTAN, INC. AND SUBSIDIARIES

     Shares subject to option are summarized as follows:

                                           1995 PLAN                     1986 PLAN                  DIRECTORS' PLAN
                                   --------------------------    --------------------------    --------------------------
                                                  WEIGHTED                      WEIGHTED                      WEIGHTED
                                    STOCK         AVERAGE         STOCK         AVERAGE         STOCK         AVERAGE
                                   OPTIONS     EXERCISE PRICE    OPTIONS     EXERCISE PRICE    OPTIONS     EXERCISE PRICE
BALANCE -- APRIL 30, 1995......         N/A           N/A         644,400        $ 4.23         140,000        $ 3.86
  Options granted..............          --            --         225,000         11.87          20,000         12.50
  Options canceled.............          --            --         (29,400)         9.18              --            --
  Options exercised............          --            --        (162,100)         2.84              --            --
                                   --------        ------        --------        ------        --------        ------
BALANCE -- APRIL 30, 1996......         N/A           N/A         677,900          6.88         160,000          4.94
  Options granted..............     310,500        $15.01              --            --              --            --
  Options canceled.............          --            --         (96,000)         9.62              --            --
  Options exercised............          --            --        (296,100)         3.49        (120,000)         3.24
                                   --------        ------        --------        ------        --------        ------
BALANCE -- APRIL 30, 1997......     310,500         15.01         285,800          9.49          40,000         10.06
  Options granted..............     647,000         17.76              --            --          25,500         20.06
  Options canceled.............    (104,900)        15.62         (62,200)        10.86              --            --
  Options exercised............     (15,300)        15.01        (103,400)         7.00              --            --
                                   --------        ------        --------        ------        --------        ------
BALANCE -- APRIL 30, 1998......     837,300        $17.06         120,200        $10.92          65,500        $13.96
                                   ========        ======        ========        ======        ========        ======
Options exercisable at:
  April 30, 1996...............         N/A           N/A         375,936        $ 4.23         140,000        $ 4.00
                                   ========        ======        ========        ======        ========        ======
  April 30, 1997...............          --        $   --         103,036        $ 7.43          28,000        $ 9.02
                                   ========        ======        ========        ======        ========        ======
  April 30, 1998...............      57,100        $14.72          46,640        $10.79          39,500        $11.47
                                   ========        ======        ========        ======        ========        ======

     Additional information regarding options outstanding/exercisable at April 30, 1998 is as follows:

                                                                                WEIGHTED
                          NUMBER OF                          WEIGHTED           AVERAGE          NUMBER OF        WEIGHTED
                           OPTIONS      EXERCISE PRICE       AVERAGE           REMAINING          OPTIONS         AVERAGE
                         OUTSTANDING        RANGE         EXERCISE PRICE    CONTRACTUAL LIFE    EXERCISABLE    EXERCISE PRICE
1995 PLAN..............    150,000      $14.13-$14.19         $14.16           9.00 years          20,000          $14.19
                           226,300      $15.00-$16.00         $15.03           8.35 years          37,100          $15.01
                           321,000              $17.50        $17.50           9.26 years              --          $   --
                           140,000      $19.50-$28.25         $22.44           9.57 years              --          $   --
                           -------      -------------         ------           ----------          ------          ------
                           837,300      $14.13-$28.25         $17.06           9.02 years          57,100          $14.72
                           =======      =============         ======           ==========          ======          ======
1986 PLAN..............     17,200      $  4.25-$6.88         $ 5.17           3.65 years           6,640          $ 4.25
                           103,000             $11.88         $11.88           7.11 years          40,000          $11.88
                           -------      -------------         ------           ----------          ------          ------
                           120,200      $ 4.25-$11.88         $10.92           6.61 years          46,640          $10.79
                           =======      =============         ======           ==========          ======          ======
DIRECTORS' PLAN........     20,000             $ 7.63         $ 7.63           4.70 years          20,000          $ 7.63
                            20,000             $12.50         $12.50           7.39 years          12,000          $12.50
                            25,500             $20.06         $20.06           9.41 years           7,500          $20.06
                           -------      -------------         ------           ----------          ------          ------
                            65,500      $ 7.63-$20.06         $13.96           7.36 years          39,500          $11.47
                           =======      =============         ======           ==========          ======          ======

     The Company has awarded restricted stock grants to selected employees under the 1986 Plan and the 1995 Plan. Recipients of restricted stock awards under these plans were not required to make any payments for the stock or provide consideration other than the rendering of services. Shares of stock awarded under the plans are subject to certain restrictions on transfer and all or part of the shares awarded to an employee may be subject to forfeiture upon the occurrence of certain events, including termination of employment. Through April 30, 1998, 140,706 shares and 59,100 shares have been awarded under the 1986 Plan and the 1995 Plan, respectively. The fair market value of the shares granted under these plans is amortized over a three- to four-year period. Amortization of $137,000, $70,000, and $165,800 has been charged to operations in 1996, 1997 and 1998, respectively.

                         NORSTAN, INC. AND SUBSIDIARIES

     The Company has maintained an Employee Stock Purchase Plan (the "Employee Stock Plan") since 1980 that allows employees to set aside up to 10% of their earnings for the purchase of shares of the Company's common stock. The Employee Stock Plan was amended effective July 1998 to allow shares to be purchased quarterly rather than annually under the Employee Stock Plan at a price equal to 85% of the low market price on the last day of the quarter rather than the last day of the calendar year. During fiscal year 1998, 100,813 shares were issued under this plan and, at April 30, 1998, 483,773 shares were available for future issuance.

     The Company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized in the accompanying statements of operations. Had compensation cost been recognized based on the fair values of options at the grant dates consistent with the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net income (in thousands) and net income per common share would have been decreased to the following pro forma amounts:

                                                                YEARS ENDED APRIL 30,
                                                              -------------------------
                                                               1996     1997      1998
Net income:
  As reported...............................................  $8,489   $10,217   $3,855
  Pro forma.................................................   7,964     9,360    1,968
Net income per common share:
  As reported
     basic..................................................  $ 1.00   $  1.12   $ 0.40
     diluted................................................    0.94      1.08     0.39
  Pro forma
     basic..................................................  $ 0.93   $  1.02   $ 0.20
     diluted................................................    0.89      0.99     0.20

     Because the SFAS No. 123 method of accounting has not been applied to options granted prior to May 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

     The weighted average fair values of options granted and Employee Stock Plan shares were as follows:

                                                                                               EMPLOYEE
                                                    1995 PLAN   1986 PLAN   DIRECTORS' PLAN   STOCK PLAN
Fiscal 1996 grants................................       --       $6.49         $ 7.29          $2.15
Fiscal 1997 grants................................    $7.95         N/A             --          $2.96
Fiscal 1998 grants................................    $8.99         N/A         $11.63          $5.54

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in fiscal years 1996, 1997 and 1998:

                                                         YEARS ENDED APRIL 30,
                                                      ---------------------------
                                                       1996      1997      1998
Risk-free interest rate.............................    5.74%     6.28%     6.06%
Expected life of options............................  7 years   7 years   7 years
Expected life of Employee Stock Plan................   1 year    1 year    1 year
Expected volatility.................................      57%       35%       36%
Expected dividend yield.............................       --        --        --

                         NORSTAN, INC. AND SUBSIDIARIES

     The tax benefits associated with the exercise of stock options or issuance of shares under the Company's stock option plans, not related to expenses recognized for financial reporting purposes, have been credited to capital in excess of par value in the accompanying consolidated balance sheets.

NOTE 10 -- 401(K) PLAN:

     The Company has 401(k) profit-sharing plans (the "401(k) Plans") covering substantially all full-time employees. Eligible employees may elect to defer up to 15% of their eligible compensation. The Company may make discretionary matching contributions of up to 6% of each plan participant's eligible compensation. Company contributions to the 401(k) Plans were $1,267,000, $1,746,000 and $1,822,000 for the years ending April 30, 1996, 1997 and 1998, respectively.

NOTE 11 -- COMMITMENTS AND CONTINGENCIES:

  Legal Proceedings:

     The Company is involved in legal actions in the ordinary course of its business. Although the outcomes of any such legal actions cannot be predicted, in the opinion of management there is no legal proceeding pending against or involving the Company for which the outcome is likely to have a material adverse effect upon the consolidated financial position or results of operations of the Company.

  Operating Lease Commitments:

     The Company and its subsidiaries conduct a portion of their operations in leased facilities. Most of the leases require payment of maintenance, insurance, taxes and other expenses in addition to the minimum annual rentals. Lease expense, as recorded in the accompanying consolidated statements of operations, was $10,501,000, $10,914,000, and $11,494,000 in fiscal years 1996, 1997, and
1998, respectively.

     Future minimum lease payments under noncancelable leases with initial or remaining terms of one year or more were as follows at April 30, 1998 (in thousands):

                   YEARS ENDING APRIL 30,                       AMOUNT
1999........................................................    $ 7,270
2000........................................................      6,515
2001........................................................      5,319
2002........................................................      4,182
2003 and thereafter.........................................     18,611
                                                                -------
                                                                $41,897
                                                                =======

  Vendor Agreements:

     Under its agreement with Siemens, the Company purchases communications equipment and products for field application and installation. The current distributor agreement with Siemens, which commenced in July 1993, has been renewed through July 27, 1999 while a new distribution agreement is being negotiated.

  Shareholder Rights Plan:

     The Company has a shareholder rights plan, as amended in March 1998 (the "Plan"), which expires in 2008. Under the Plan, shareholders are deemed the owners of "Rights" attaching to each share of common stock. Upon any person (an "Acquiring Person") becoming the owner of 15% or more of the issued and outstanding shares of the Company's common stock (a "Stock Acquisition Date"), each Right will enable the holder to purchase an additional share of the Company's common stock at a price equal to 50% of the then current market price. In the event that the Company is acquired in a merger or other business combination transaction where the Company is not the surviving corporation or 50% or more of the Company's assets or

                         NORSTAN, INC. AND SUBSIDIARIES
earnings power is sold, each Right entitles the holder to receive, upon exercise of the Right at the then current purchase price of the Right, common stock of the acquiring entity that has a value of two times the purchase price of the Right. The Plan also authorizes the Company, under certain circumstances, to redeem the Rights at a redemption price of $0.01 per Right and, following any Stock Acquisition Date, to exchange one share of the Company's common stock for each Right held by a shareholder other than an Acquiring Person.

NOTE 12 -- BUSINESS SEGMENTS AND GEOGRAPHIC AREAS:

     The Company operates in three business segments, Global Services, Communications Solutions, and Financial Services. Due to the Company's continuing expansion and growth in the area of IT consulting services, financial results for Global Services are now reported as (i) IT Consulting Services and
(ii) Communication Services. Norstan IT Consulting Services provides IT services including ERP and sales management package implementation, groupware consulting, Internet/intranet/e-commerce solutions, CTI and outsourced facilities management. Communications Services provides customer support services for communications systems, including maintenance services, systems modifications and long distance services. Communications Solutions provides a broad array of solutions including telephone systems, integrated voice processing, call center technologies and video/audio/data conferencing solutions. The name change from Communications Systems to Communications Solutions more accurately reflects the Company's commitment to provide its customers with design, installation and implementation services as well the hardware and software components necessary for successful implementation of complex communications systems. Financial Services supports the sales process by providing customized financing alternatives. The Company believes that its breadth of product and service offerings fosters long-term client relationships, affords cross-selling opportunities and minimizes the Company's dependence on any single technology or industry.

                         NORSTAN, INC. AND SUBSIDIARIES

     The Company elected early adoption of SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information," effective April 30, 1998. Adoption of this statement required the Company to provide the disclosure of segment information but did not require significant changes in the way geographic information was disclosed. Disclosures under SFAS No. 131 are as follows:

                                 GLOBAL SERVICES
                          ------------------------------    TOTAL
                          IT CONSULTING   COMMUNICATIONS    GLOBAL    COMMUNICATIONS   FINANCIAL
                            SERVICES         SERVICES      SERVICES     SOLUTIONS      SERVICES    CORPORATE    TOTAL
                                                                 (IN THOUSANDS)
1996:
Revenue..................    $14,426         $121,971      $136,397      $179,332       $ 5,635    $     --    $321,364
Operating income.........        685            6,141         6,826         6,368         2,217          --      15,411
Depreciation and
  amortization...........        389            4,262         4,651         4,350            13       3,503      12,517
Identifiable assets......      4,081           42,459        46,540        40,807        36,916      36,725     160,988
Capital expenditures.....        475            4,714         5,189         4,900            20       4,276      14,385
1997:
Revenue..................    $54,467         $131,596      $186,063      $205,983       $ 6,029    $     --    $398,075
Operating income.........      3,239            6,395         9,634         6,754         2,817          --      19,205
Depreciation and
  amortization...........      2,245            4,938         7,183         5,117            14       4,650      16,964
Identifiable assets......     26,865           51,463        78,328        49,000        47,928      48,917     224,173
Capital expenditures.....      2,202            7,335         9,537         7,400            14       7,268      24,219
1998:
Revenue..................    $92,746         $127,197      $219,943      $228,979       $ 7,443    $     --    $456,365
Operating income(1)......      6,976             (678)        6,298           199         4,076          --      10,573
Depreciation and
  amortization...........      4,434            5,730        10,164         5,657            15       5,279      21,115
Identifiable assets......     63,554           55,465       119,019        52,000        52,616      51,973     275,608
Capital expenditures.....      2,115            5,998         8,113         5,900            20       5,840      19,873

---------------

(1) Segment totals include allocation of the fiscal year 1998 restructuring charge of $14,667,000. Operating income of each segment, prior to the allocation of the restructuring charge to each unit, was as follows: IT Consulting Services -- $8,130,000; Communications Services -- $7,425,000; Total Global Services -- $15,555,000; Communications Solutions -- $5,609,000; and Financial Services -- $4,076,000. (See Note 3.)

                         NORSTAN, INC. AND SUBSIDIARIES

     The following table sets forth the Company's operations and related asset information by geographic area as of and for the years ended April 30 (in thousands):

                                                    1996       1997       1998
REVENUES:
  United States.................................  $287,171   $365,796   $423,446
  Canada........................................    34,193     32,279     32,919
                                                  --------   --------   --------
                                                  $321,364   $398,075   $456,365
                                                  ========   ========   ========
NET INCOME:
  United States.................................  $  7,943   $  9,426   $  4,679
  Canada........................................       546        791       (824)
                                                  --------   --------   --------
                                                  $  8,489   $ 10,217   $  3,855
                                                  ========   ========   ========
ASSETS:
  United States.................................  $142,151   $207,942   $258,192
  Canada........................................    18,837     16,231     17,416
                                                  --------   --------   --------
                                                  $160,988   $224,173   $275,608
                                                  ========   ========   ========

[Inside back cover: map detailing where the Company does business and where the Company has locations.]

------------------------------------------------------
------------------------------------------------------

     NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY OF THE SELLING SHAREHOLDERS OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SHARES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING THE OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                            ------------------------

                               TABLE OF CONTENTS

                                         PAGE
Prospectus Summary.....................    3
Risk Factors...........................    6
Use of Proceeds........................   10
Price Range of Common Stock............   10
Dividend Policy........................   10
Capitalization.........................   11
Selected Consolidated Financial Data...   12
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................   13
Business...............................   20
Management.............................   31
Selling Shareholders...................   33
Underwriting...........................   34
Incorporation of Certain Documents By
  Reference............................   36
Available Information..................   36
Legal Matters..........................   37
Experts................................   37
Index to Consolidated Financial
  Statements...........................  F-1

------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------

                                2,200,000 SHARES

                               [LOGO]    NORSTAN
                                  COMMON STOCK
                           -------------------------

                                   PROSPECTUS
                           -------------------------

                          DONALDSON, LUFKIN & JENRETTE

                             ROBERT W. BAIRD & CO.
                                  INCORPORATED

                                          , 1998
------------------------------------------------------
------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The estimated expenses in connection with the issuance and distribution of the securities registered hereby, other than underwriting discounts and fees, are set forth in the following table:

Securities and Exchange Commission registration fee.........  $ 18,286
National Association of Securities Dealers, Inc. filing
  fee.......................................................     6,698
Accounting fees.............................................    75,000
Nasdaq National Market additional listing fee...............    17,500
Printing and related expenses...............................    75,000
Legal fees and expenses.....................................    75,000
Blue sky fees and expenses..................................     7,500
Miscellaneous...............................................    25,016
                                                              --------
     Total..................................................  $300,000
                                                              ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Company is governed by Minnesota Statutes Chapter 302A. Minnesota Statutes Section 302A.521 provides that a corporation shall indemnify any person made or threatened to be made a party to any proceeding by reason of the former or present official capacity of such person against judgments, penalties, fines, including, without limitation, excise taxes assessed against such person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorney's fees and disbursements, incurred by such person in connection with the proceeding, if, with respect to the acts or omissions of such person complained of in the proceeding, such person has not been indemnified by another organization or employee benefit plan for the same expenses with respect to the same acts or omissions; acted in good faith; received no improper personal benefit and Section 302A.255, if applicable, has been satisfied; in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and in the case of acts or omissions by persons in their official capacity for the corporation, reasonably believed that the conduct was in the best interests of the corporation, or in the case of acts or omissions by persons in their capacity for other organizations, reasonably believed that the conduct was not opposed to the best interests of the corporation. Subdivision 4 of Section 302A.521 of the Minnesota Statutes provides that a company's articles of incorporation or bylaws may prohibit such indemnification or place limits upon the same. The Company's articles and bylaws do not include any such prohibition or limitation. As a result, the Company is bound by the indemnification provisions set forth in Section 302A.521 of the Minnesota Statutes.

     As permitted by Section 302A.251 of the Minnesota Statutes, the Articles of Incorporation of the Company provide that a director shall have no personal liability to the Company and its shareholders for breach of his fiduciary duty as a director, to the fullest extent permitted by law.

ITEM 16. EXHIBITS.

NUMBER                            DESCRIPTION
   1      Form of Underwriting Agreement
   5      Opinion of Maslon Edelman Borman & Brand, LLP
  23(1)   Consent of Arthur Andersen LLP
  23(2)   Consent of Maslon Edelman Borman & Brand, LLP (included in
          Exhibit 5)
  24      Power of Attorney (included on Page II-3)
  27      Financial Data Schedule

ITEM 17. UNDERTAKINGS.

     The undersigned Registrant hereby undertakes that:

     (a) for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (c) (1) for purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as a part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) for the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis, State of Minnesota, on July 29, 1998.

                                          NORSTAN, INC.
                                          Registrant

                                          By:          /s/ DAVID R. RICHARD

                                            ------------------------------------
                                            Name: David R. Richard
                                            Title:   President and Chief
                                              Executive Officer (Principal
                                              Executive Officer)

                                          By:          /s/ KENNETH S.
                                              MACKENZIE

                                            ------------------------------------
                                            Name: Kenneth S. MacKenzie
                                            Title:   Executive Vice President
                                              and Chief Financial Officer
                                              (Principal Financial and
                                              Accounting Officer)

                               POWER OF ATTORNEY

     KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints David R. Richard and Kenneth S. MacKenzie, each or either of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement (including registration statements filed pursuant to Rule 462(b) under the Securities Act of 1933 and all amendments thereto) and to file the same with all exhibits thereto, and other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his or her substitutes, may lawfully do or cause to be done by virtue thereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on the 29th day of July, 1998 by the following persons in the capacities indicated:

                      SIGNATURE                                            TITLE
                  /s/ PAUL BASZUCKI                    Chairman of the Board of Directors
-----------------------------------------------------
                    Paul Baszucki

                /s/ DAVID R. RICHARD                   President, Chief Executive Officer (Principal
-----------------------------------------------------  Executive Officer) and Director
                  David R. Richard

                                                       Vice Chairman of the Board of Directors
-----------------------------------------------------
                    Richard Cohen

                /s/ CONSTANCE M. LEVI                  Director
-----------------------------------------------------
                  Constance M. Levi

                 /s/ GERALD D. PINT                    Director
-----------------------------------------------------
                   Gerald D. Pint

                                                       Director
-----------------------------------------------------
                Dr. Jagdish N. Sheth

                /s/ HERBERT F. TRADER                  Director
-----------------------------------------------------
                  Herbert F. Trader

                                 EXHIBIT INDEX

EXHIBIT                      DESCRIPTION OF DOCUMENT                     PAGE NO.
   1       Form of Underwriting Agreement
   5       Opinion of Maslon Edelman Borman & Brand, LLP                     *
  23(1)    Consent of Arthur Andersen LLP
  23(2)    Consent of Maslon Edelman Borman & Brand, LLP (included in
           Exhibit 5)
  24       Power of Attorney (included on Page II-3)
  27       Financial Data Schedule

-------------------------
* To be filed by amendment